UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Individual and Consolidated Interim Financial Information of Natura &Co Holding S.A. for the three-month period ended March 31, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: May 12, 2021

Item 1

Individual and Consolidated Interim Financial Information of Natura &Co Holding S.A. for the three-month period ended March 31, 2021.

NATURA &CO HOLDING S.A. Individual and Consolidated Interim Financial Information for the three-month period ended March 31, 2021 and Independent Auditor’s Report

www.pwc.com.br

Natura &Co Holding S.A. Quarterly Information (ITR) at March 31, 2021 and report on review of quarterly information

Report on review of

quarterly information

To the Board of Directors and Stockholders

Natura &Co Holding S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Natura &Co Holding S.A. ("Company"), included in the Quarterly Information Form (ITR) for the quarter ended March 31, 2021, comprising the statement of financial position at that date and the statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company and consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34, Interim Financial Reporting issued by the International Accounting Standards Board (IASB, as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com./br

Natura &Co Holding S.A.

Other matters

Statement of value added

The quarterly information referred to above includes the parent company and consolidated statements of value added for the quarter ended March 31, 2021. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the quarterly information for the purpose of concluding whether they are reconciled with the interim accounting information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated interim accounting information taken as a whole.

São Paulo, 12 May 2021

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Leandro Mauro Ardito

Contador CRC 1SP188307/O-0

NATURA &CO HOLDING S.A.

STATEMENT OF FINANCIAL POSITION AS AT MARCH 31, 2021 AND DECEMBER 31, 2020

(In thousands of Brazilian reais - R$)

		Company		Consolidated
ASSETS	Note	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020

CURRENT
Cash and cash equivalents	6	508,361	505,699	4,326,359	5,821,672
Short-term investments	7	387,589	340,999	2,249,701	2,520,648
Trade accounts receivable	8	-	-	3,370,107	3,597,535
Trade accounts receivable - related parties	31.1	200,425	115,952	-	-
Inventories	9	-	-	5,342,723	4,544,270
Recoverable taxes	10	20,353	23,637	1,176,299	1,071,349
Income tax and social contribution		4,510	-	200,447	242,091
Derivative financial instruments		-	-	112,228	139,856
Other current assets	14	321	1,979	800,631	616,120
		1,121,559	988,266	17,578,495	18,553,541

Assets held for sale	13	-	-	160,601	181,279
Total current assets		1,121,559	988,266	17,739,096	18,734,820

NON-CURRENT
Recoverable taxes	10	-	-	938,632	932,212
Income tax and social contribution		-	-	486,294	478,524
Deferred income tax and social contribution	11	-	-	1,270,696	1,339,725
Judicial deposits	12	-	-	557,960	566,190
Derivative financial instruments		-	-	2,116,416	1,768,122
Short-term investments	7	-	-	28,487	16,104
Other non-current assets	14	889	148	1,606,515	1,527,668
Total long-term assets		889	148	7,005,000	6,628,545

Investments	15	28,142,137	26,944,279	-	-
Property, plant and equipment	16	-	-	5,380,072	5,235,057
Intangible	17	-	-	28,306,024	26,917,128
Right of use	18	-	-	3,387,964	3,402,047

Total non-current assets		28,143,026	26,944,427	44,079,060	42,182,777

TOTAL ASSETS		29,264,585	27,932,693	61,818,156	60,917,597

		Company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	Note	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020

CURRENT
Borrowings, financing and debentures	19	524,106	515,966	3,234,540	3,805,649
Lease	18	-	-	1,120,817	1,059,661
Trade accounts and supply chain finance	20	5,057	9,693	6,555,155	6,774,205
Trade accounts payable - related parties	31.1	564	7,194	-	-
Payroll, profit sharing and social charges		41,286	20,153	1,242,475	1,340,683
Tax liabilities	21	101	13,153	658,523	785,367
Income tax and social contribution		-	-	372,475	441,253
Derivative financial instruments		-	-	40,924	61,201
Provision for tax, civil and labor risks	22	-	-	59,389	58,756
Other current liabilities	23	-	71	1,721,851	1,832,811
Total current liabilities		571,114	566,230	15,006,149	16,159,586

NON-CURRENT
Borrowings, financing and debentures	19	-	-	10,776,351	10,017,264
Lease	18	-	-	2,799,796	2,798,794
Payroll, profit sharing and social charges		2,136	2,136	43,763	43,763
Tax liabilities	21	-	-	112,290	109,454
Deferred income tax and social contribution	11	-	-	1,186,850	1,288,045
Provision for tax, civil and labor risks	22	-	-	2,058,607	2,000,444
Other non-current liabilities	23	-	-	1,120,182	1,113,139
Total non-current liabilities		2,136	2,136	18,097,839	17,370,903

TOTAL LIABILITIES		573,250	568,366	33,103,988	33,530,489

SHAREHOLDERS' EQUITY
Capital stock	24.1	12,395,686	12,377,999	12,395,686	12,377,999
Treasury shares	24.3	(9,716)	(11,667)	(9,716)	(11,667)
Capital reserves	24.4	11,066,148	11,052,135	11,066,148	11,052,135
Legal profit reserve		133,831	120,166	133,831	120,166
Retained losses		(915,106)	(759,937)	(915,106)	(759,937)
Equity valuation adjustment		6,020,492	4,585,631	6,020,492	4,585,631
Shareholders' equity attributed to the Company's controlling shareholders		28,691,335	27,364,327	28,691,335	27,364,327

Non-controlling interest in shareholders' equity of subsidiaries		-	-	22,833	22,781
Total shareholders' equity		28,691,335	27,364,327	28,714,168	27,387,108

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		29,264,585	27,932,693	61,818,156	60,917,597

*The accompanying notes are an integral part of the Interim Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF INCOME

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021 AND 2020

(In thousands of Brazilian reais - R$, except for earnings per share)

		Company		Consolidated
	Note	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020
CONTINUING OPERATIONS
Gross sales
Domestic market		-	-	6,949,592	-
Foreign market		-	-	3,808,960	-
Other sales		-	-	48,531	-

GROSS OPERATING INCOME		-		10,807,083
Taxes on sales, returns and rebates		-	-	(1,352,010)	-

NET REVENUE	26	-	-	9,455,073	7,517,994
Cost of Sales	27	-	-	(3,322,467)	(2,878,722)

GROSS PROFIT		-	-	6,132,606	4,639,272

OPERATING (EXPENSES) INCOME
Selling, marketing and logistics expenses	27	-	-	(4,007,445)	(3,299,190)
Administrative, R&D, IT and project expenses	27	(24,616)	(9,978)	(1,627,686)	(1,244,090)
Impairment loss on trade receivables		-	-	(239,345)	(223,982)
Shareholders' equity	15	(125,979)	(712,102)	-	-
Other operating income (expenses), net	30	-	(147,824)	(125,432)	(352,550)
OPERATING (LOSS) PROFIT BEFORE FINANCIAL RESULT		(150,595)	(869,904)	132,698	(480,540)

Financial income	29	6,160	51,082	1,038,944	1,560,184
Financial expenses	29	(10,734)	(1,975)	(1,266,850)	(1,787,779)

(LOSS) PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION		(155,169)	(820,797)	(95,208)	(708,135)
Income tax and social contribution		-	-	(90,093)	(94,803)

NET (LOSS) INCOME FOR THE PERIOD FROM CONTINUING OPERATIONS		(155,169)	(820,797)	(185,301)	(802,938)

DISCONTINUED OPERATIONS
NET LOSS FROM DISCONTINUED OPERATIONS	23	-	-	28,749	(22,001)

NET LOSS FOR THE PERIOD		(155,169)	(820,797)	(156,552)	(824,939)

ATTRIBUTABLE TO
The Company´s shareholders		(155,169)	(820,797)	(155,169)	(820,797)
Non-controlling shareholders		-	-	(1,383)	(4,142)
		(155,169)	(820,797)	(156,552)	(824,939)

(LOSS) EARNINGS PER SHARE IN THE PERIOD - R$
Basic		(0.1129)	(0.6979)	(0.1129)	(0.6979)
Diluted		(0.1120)	(0.6921)	(0.1120)	(0.6921)

*The accompanying notes are an integral part of the Interim Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021 AND 2020

(In thousands of Brazilian reais - R$)

		Company		Consolidated
	Note	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020

NET (LOSS) INCOME FOR THE PERIOD		(155,169)	(820,797)	(156,552)	(824,939)
Other comprehensive income to be reclassified to income statement in subsequent periods:
Conversion of financial statements of subsidiaries abroad	15	1,671,932	4,349,038	1,673,367	4,349,038
Unrealized losses on the revaluation of balances between companies	15	(182,571)	-	(182,571)	-
Exchange rate effect on the conversion from hyperinflationary economy	15	(14,845)	(4,351)	(14,845)	(4,351)
(Losses) Gains from cash flow hedge operations	5.2	-	-	(59,500)	248,684
Equity on the tax effects of gains (losses) from cash flow hedge operations		-	-	19,845	(83,802)
Equity on (losses) gains from cash flow hedge operations		(59,500)	248,684	-	-
Equity on the tax effects of gains (losses) from cash flow hedge operations		19,845	(83,802)	-	-

Comprehensive income for the period, net of tax effects		1,279,692	3,688,772	1,279,744	3,684,630

ATTRIBUTABLE TO
The Company´s shareholders		1,279,692	3,688,772	1,279,692	3,688,772
Noncontrolling shareholders		-	-	52	(4,142)
		1,279,692	3,688,772	1,279,744	3,684,630

*The accompanying notes are an integral part of the Interim Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021 AND 2020

(In thousands of Brazilian reais - R$)

												Equity appraisal
				Capital Reserves								adjustment
		Capital	Treasury	Surplus on issue/sale of	Special	Additional paid-in	Income from transactions with non-	Profit reserve			Retained (losses)	Other comprehensive	Sharesholders' equity attributed to	Non-Controlling	Total shareholders'
	Note	stock	shares	shares	reserve	capital	controlling	Legal	Tax Incentives	Retained earnings	earnings	income	controlling	Shareholders	equity

BALANCES AS OF DECEMBER 31, 2019		1,485,436	-	1,096,398	206,592	-	(92,066)	-	-	(149,020)	-	815,006	3,362,346	-	3,362,346

Net loss for the period		-	-	-	-	-	-	-	-	-	(820,797)	-	(820,797)	(4,142)	(824,939)
Exchange differences on translation of foreign operations		-	-	-	-	-	-	-	-	-	-	(4,351)	(4,351)	-	(4,351)
Other comprehensive income		-	-	-	-	-	-	-	-	-	-	4,513,920	4,513,920	-	4,513,920
Total comprehensive income for the period		-	-	-	-	-	-	-	-	-	(820,797)	4,509,569	3,688,772	(4,142)	3,684,630
Subscription of shares through the Board of Directors' Meeting held on January 3, 2020		3,397,746	-	9,877,148	-	-	-	-	-	-	-	-	13,274,894	33,515	13,308,409
Share repurchase		-	(54,936)	-	-	-	-	-	-	-	-	-	(54,936)	-	(54,936)
Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans		-	-	-	-	(34,887)	-	-	-	-	-	-	(34,887)	-	(34,887)
Exercise of stock and restricted shares option plans		21,936	38,932	-	-	(48,084)	-	-	-	-	-	-	12,784	-	12,784
Effect of Hyperinflationary economy adjustment		-	-	-	-	14,989	-	-	-	2,138	-	-	17,127	-	17,127

BALANCE AS OF MARCH 31, 2020		4,905,118	(16,004)	10,973,546	206,592	(67,982)	(92,066)	-	-	(146,882)	(820,797)	5,324,575	20,266,100	29,373	20,295,473

BALANCES AS OF DECEMBER 31, 2020		12,377,999	(11,667)	10,974,664	59,000	110,537	(92,066)	-	113,302	6,864	(759,937)	4,585,631	27,364,327	22,781	27,387,108

Net loss for the period		-	-	-	-	-	-	-	-	-	(155,169)	-	(155,169)	(1,383)	(156,552)
Exchange differences on translation of foreign operations		-	-	-	-	-	-	-	-	-	-	(14,845)	(14,845)	-	(14,845)
Other comprehensive income		-	-	-	-	-	-	-	-	-	-	1,449,706	1,449,706	1,435	1,451,141
Total comprehensive income for the period		-	-	-	-	-	-	-	-	-	(155,169)	1,434,861	1,279,692	52	1,279,744
Share repurchase		-	(32,091)	-	-	-	-	-	-	-	-	-	(32,091)	-	(32,091)
Expenses on the issue of equity values		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Exercise of stock and restricted shares option plans		17,687	34,042	-	-	(13,386)	-	-	-	(2,188)	-	-	36,155	-	36,155
Constitution of tax incentive reserve		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Effect of Hyperinflationary economy adjustment		-	-	-	-	27,399	-	-	-	15,853	-	-	43,252	-	43,252

BALANCE AS OF MARCH 31, 2021		12,395,686	(9,716)	10,974,664	59,000	124,550	(92,066)	-	113,302	20,529	(915,106)	6,020,492	28,691,335	22,833	28,714,168

*The accompanying notes are an integral part of the Interim Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF CASH FLOWS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021 AND 2020

(In thousands of Brazilian reais - R$)

		Company		Consolidated
	Note	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020

CASH FLOW FROM OPERATING ACTIVITIES
Net (loss) income for the period		(155,169)	(820,797)	(156,552)	(824,939)
Adjustments to reconciliate net income for the period with net cash generated by operating activities:
Depreciation and amortization	16, 17 and 18	-	-	696,375	626,252
Interest on short-term investments		(46,590)	(7,058)	(74,934)	(23,455)
Reversal from swap and forward derivative contracts		-	-	(343,211)	(978,329)
Provision for tax, civil and labor risks		-	-	23,535	54,366
Inflation adjustment of judicial deposits		-	-	(1,370)	(1,383)
Inflation adjustment of contingencies	22	-	-	10,798	4,599
Income tax and social contribution		-	-	90,093	94,803
Income from sale and write-off of property, plant and equipment and intangible	16 and 17	-	-	20,048	3,876
Equity in subsidiaries	15	125,979	712,102	-	-
Interest and exchange rate variation on leases		-	-	(174,487)	51,768
Interest and exchange rate variation on borrowings and financing	19	8,140	20,283	580,211	1,195,934
Exchange differences on translation of foreign operations		(885)	(104,839)	10,858	(105,493)
Provision (reversal of provision) for losses from property, plant and equipment and intangible	16 and 17	-	-	(354)	(2,128)
Provision (reversal of provision) for stock option plans		(16,525)	(20,150)	(7,625)	(4,606)
Actual losses and provision for losses with trade accounts receivables, net of reversals	8	-	-	225,417	209,933
Provision (reversal of provision) for inventory losses, net	9	-	-	120,888	119,735
Provision (reversal of provision) for post-employment health care plan	28	-	771	772	(1,190)
Effect from hyperinflationary economy		-	-	4,987	10,670
Other provisions (reversals)		-	-	(1,201)	(52,683)
		(85,050)	(219,688)	1,024,248	377,730

INCREASE (DECREASE) IN:
Trade accounts receivable		(83,553)	(34,478)	312,379	346,096
Inventories		-	-	(599,479)	(117,723)
Recoverable taxes		3,285	-	(16,004)	(184,800)
Other assets		3,105	-	(121,052)	509,001
Domestic and foreign trade accounts payable		(11,301)	149,176	(445,135)	(1,872,941)
Payroll, profit sharing and social charges, net		21,133	24,770	(168,153)	121,951
Tax liabilities		(13,052)	385	(34,570)	118,382
Other liabilities		(71)	(771)	(573,594)	(326,399)

CASH GENERATED BY (USED IN) OPERATING ACTIVITIES		(165,504)	(80,606)	(621,360)	(1,028,703)

OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Payment of income tax and social contribution		(4,510)	(196,996)	(177,085)	(269,512)
Release of judicial deposits		-	-	9,600	2,797
Payments related to tax, civil and labor lawsuits	22	-	-	(12,756)	(61,968)
Payments due to settlement of derivative transactions		-	-	(33,578)	9,818
Payment of interest on lease	18 b	-	-	(50,830)	(53,611)
Payment of interest on borrowings, financing and debentures	19	-	(6,860)	(324,814)	(498,585)

CASH GENERATED BY (USED IN) OPERATING ACTIVITIES		(170,014)	(284,462)	(1,210,823)	(1,899,764)

CASH FLOW FROM INVESTING ACTIVITIES
Cash from acquisition of subsidiary		-	-	-	2,636,108
Additions of property, plant and equipment and intangible		-	-	(332,627)	(174,162)
Proceeds from sale of property, plant and equipment and intangible		-	-	39,838	11,782
Short-term investments		-	(63,569)	(1,688,400)	(1,765,955)
Redemption of short-term investments		(940)	199,230	2,055,238	1,420,078
Redemption of interest on short-term investments		940	619	9,547	10,540
Receipt of dividends from subsidiaries	15	168,612	-	-	-
CASH GENERATED BY (USED IN) INVESTING ACTIVITIES		168,612	136,280	83,596	2,138,391

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of lease - principal	18 b	-	-	(301,420)	(209,723)
Repayment of borrowings, financing and debentures – principal	19	-	(1,816,900)	(623,273)	(1,923,345)
New borrowings, financing, and debentures	19	-	-	133,980	451,127
Acquisition of treasury shares, after receipt of option strike price		4,064	(33,000)	4,064	(33,000)
Payment of dividends and interest on equity for the previous period		-	-	-	(133,937)
Receipt of funds due to settlement of derivative transactions		-	-	52,684	222
Acquired company's liability incurred by acquiror		-	(370,791)	-	(370,791)
CASH GENERATED BY (USED IN) FINANCING ACTIVITIES		4,064	(2,220,691)	(733,965)	(2,219,447)

Effect of exchange rate variation on cash and cash equivalents		-	-	365,879	578,734

DECREASE IN CASH AND CASH EQUIVALENTS		2,662	(2,368,873)	(1,495,313)	(1,402,086)

Opening balance of cash and cash equivalents	6	505,699	2,380,800	5,821,672	4,513,582
Closing balance of cash and cash equivalents	6	508,361	11,927	4,326,359	3,111,496

DECREASE IN CASH AND CASH EQUIVALENTS		2,662	(2,368,873)	(1,495,313)	(1,402,086)

*The accompanying notes are an integral part of the Interim Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF VALUE ADDED

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021 AND 2020

(In thousands of Brazilian reais - R$)

		Company		Consolidated
	Note	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020

INCOME		-	(147,824)	10,455,465	7,992,626
Sale of goods, products and services		-	-	10,668,447	8,378,540
Allowance for expected credit losses, net of reversals	8	-	-	(78,969)	(33,364)
Other operating expenses, net		-	(147,824)	(134,013)	(352,550)

INPUTS ACQUIRED FROM THIRD PARTIES		(4,169)	(5,571)	(7,661,141)	(5,953,732)
Cost of products sold and services rendered		-	-	(3,889,945)	(3,175,479)
Materials, electricity, outsourced services and others		(4,169)	(5,571)	(3,771,196)	(2,778,253)

GROSS VALUE ADDED		(4,169)	(153,395)	2,794,324	2,038,894

RETENTIONS		-	-	(696,376)	(625,819)
Depreciation and amortization	16, 17 and 18	-	-	(696,376)	(625,819)

VALUE ADDED PRODUCED BY THE COMPANY		(4,169)	(153,395)	2,097,948	1,413,075

TRANSFERRED VALUE ADDED		(119,819)	(661,020)	1,038,944	1,560,184
Equity in subsidiaries	15	(125,979)	(712,102)	-	-
Financial income - including inflation adjustments and exchange rate variations	29	6,160	51,082	1,038,944	1,560,184

TOTAL VALUE ADDED TO DISTRIBUTE		(123,988)	(814,415)	3,136,892	2,973,259

DISTRIBUTION OF VALUE ADDED		(123,988)	(814,415)	3,136,892	2,973,259
Payroll and social charges	28	20,447	4,407	1,934,066	1,462,402
Taxes, fees and contributions		-	-	96,692	537,904
Financial expenses and rentals		10,734	1,975	1,262,686	1,797,892
Retained losses		-	(820,797)	-	(820,797)
Minority holders' share in retained profit		-	-	-	(4,142)
Dividends and interest on equity declared and not distributed		-	-	(1,383)	-
Retained earnings		(155,169)	-	(155,169)	-

*The accompanying notes are an integral part of the Interim Financial Statements.

CONTENTS

1.	GENERAL INFORMATION	11
2.	MANAGEMENT STATEMENT AND BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS	11
3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	11
4.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS	12
5.	FINANCIAL RISK MANAGEMENT	12
6.	CASH AND CASH EQUIVALENTS	19
7.	SHORT-TERM INVESTMENTS	19
8.	TRADE ACCOUNTS RECEIVABLE	20
9.	INVENTORIES	21
10.	RECOVERABLE TAXES	21
11.	INCOME TAX AND SOCIAL CONTRIBUTION	21
12.	JUDICIAL DEPOSITS	22
13.	NON-CURRENT ASSETS HELD FOR SALE	23
14.	OTHER CURRENT AND NON-CURRENT ASSETS	23
15.	INVESTMENTS	24
16.	PROPERTY, PLANT AND EQUIPMENT	25
17.	INTANGIBLES	27
18.	LEASES	29
19.	BORROWINGS, FINANCING AND DEBENTURES	32
20.	TRADE ACCOUNTS PAYABLE AND SUPPLY CHAIN FINANCE	34
21.	TAX LIABILITIES	34
22.	PROVISION FOR TAX, CIVIL AND LABOR RISKS	35
23.	OTHER LIABILITIES	37
24.	SHAREHOLDER’S EQUITY	38
25.	OPERATING SEGMENTS	39
26.	REVENUES	40
27.	OPERATING EXPENSES AND COST OF SALES	40
28.	EMPLOYEE BENEFITS	41
29.	FINANCE INCOME (EXPENSES)	44
30.	OTHER OPERATING INCOME (EXPENSES), NET	45
31.	RELATED-PARTY TRANSACTIONS	45
32.	COMMITMENTS	47
33.	INSURANCE	47
34.	ADDITIONAL INFORMATION RELATING TO THE STATEMENTS OF CASH FLOWS	47
35.	SUBSEQUENT EVENTS	48

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

A free translation from Portuguese into English of Individual and Consolidated Interim Financial Information prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board (IASB).

1.	GENERAL INFORMATION

NATURA &CO HOLDING S.A. (“Natura &Co”) was incorporated on January 21, 2019 under the Brazilian laws and is engaged in holding investments in other entities in the cosmetics, fragrances and personal hygiene business through the development, manufacturing, distribution and sales of related products. Natura &Co and its subsidiaries is referred to as the “Company”.

The brands under management by the Company include "Natura", “Avon”, "The Body Shop" and "Aesop". In addition to using the retail market, e-commerce, business-to-business (B2B) and franchises as product sales channels, its subsidiaries are engaged in the direct sales channel, carried out mainly by Consultants from Natura and Avon brands.

2.	MANAGEMENT STATEMENT AND BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS

Statement of conformity

The Company's and its subsidiaries interim financial information, contained in the Quarterly Information Form (“ITR”) for the three-month period ended March 31, 2021, comprise the individual and consolidated interim financial information, prepared and presented according to Technical Standard CPC 21 (R1) – Interim Financial Statement/ IAS 34 - Interim Financial Reporting, the accounting practices adopted in Brazil, which comprise the rules of the Brazilian Securities and Exchange Commission (“CVM”) and the standards of the Brazilian Accounting Standards Committee (“CPC”). The Technical Standard CPC 21 (R1) – Interim Financial Statement, issued by the International Accounting Standards Board (“IASB”), as well as the accounting practices adopted in Brazil, which comprise the rules of the Brazilian Securities and Exchange Commission (“CVM”) and the standards of the Brazilian Accounting Standards Committee (“CPC”) and in accordance with the International Financial Reporting Standards (“IFRS”) and by the statements from the Brazilian Corporation Law “IAS 34 – Interim Financial Reporting”.

The interim financial information presents all the relevant information specific to the interim financial information, and only that, which is consistent with that used by Management.

Basis of presentation

The individual and consolidated interim financial information was prepared based on the historical cost, except for derivative financial instruments, financial investments and recognized in other current and non-current assets that were measured at fair value, and are expressed in thousands of Brazilian Reais (“R$”), rounded to the nearest thousand, as well as the disclosure of amounts in other currencies, when necessary, were also expressed in thousands. Items disclosed in other currencies are duly identified, whenever applicable.

The individual and consolidated interim financial information was approved by the Board of Directors and authorized for issuance on the meeting held on May 11, 2021.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies applied in the preparation of this interim financial information are consistent with those applied and disclosed in note 3 to the Company's financial statements for the year ended December 31,2020, except for the rules and changes effective as of January 1st, 2021, which has not undergone any significant changes on the individual and consolidated financial information of the Company. Therefore, it should be read in conjunction with the last annual financial statement.

The same policies are applicable for the three-month comparative period ended March 31, 2020.

3.1	Hyperinflationary economy

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Information on the hyperinflationary economy was presented in the Company's 2020 annual financial statements in note 3.2.3.

In the three-month period ended March 31, 2021, as a result of the application of CPC 42 / IAS 29, the Company's subsidiaries had a negative impact on net income for the period in the amount of R$ 57,501 (R$ 11,106 on March 31, 2020), of which, it was partially offset by the effects of converting the income statement at the exchange rate on the period's end date, instead of the average monthly exchange rate, totaling a positive impact in the amount of R$ 14,845 (positive impact of R$ 4,351 on March 31, 2020). The capital reserve and the profit reserve were also impacted, thus generating an increase of R$ 27,399 and R$ 15,853, respectively (R$ 14,989 and R$ 2,138 on March 31, 2020, respectively).

3.2	Consolidation

Investments in subsidiaries

Investments in subsidiaries did not change compared to December 31, 2020. The information regarding the consolidation was presented in the Company's 2020 annual financial statements in note 3.3.

4.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the individual and consolidated interim financial information requires management to make certain judgments and use assumptions and estimates based on experience and other factors considered relevant, which affect the values of assets and liabilities and which may present results that differ from actual results. The effects arising from revisions to accounting estimates are recognized in the period of the revision.

The areas that require a higher level of judgment and have greater complexity, as well as the areas in which assumptions and estimates are significant for the interim financial information, was presented in note 5 of the Company's financial statements for the year ended December 31, 2020.

There were no significant changes in the estimates and assumptions used in the preparation of the interim financial information for the three-month period ended March 31, 2021, as well as in the calculation methods used, in relation to those presented in note 5 of the Company's financial statements for the year ended December 31, 2020, issued on March 4, 2021, except for the analysis of the potential impacts of Covid-19 (note 5.3).

5.	FINANCIAL RISK MANAGEMENT

5.1.	General considerations and policies

The information regarding the general considerations and polices was presented in note 6.1 of the Company’s financial statements for the year ended December 31, 2020.

5.2.	Financial risk factors

The information regarding the financial risk factors was presented in note 6.2 of the financial statements for the year ended December 31, 2020.

a) Market risk

The Company and the subsidiaries are exposed to market risks arising from their business activities. These market risks mainly comprise possible fluctuations in exchange and interest rates.

To hedge the current balance sheet positions of the Company and its subsidiaries from market risks, the following derivative financial instruments are used, which are comprised of the balances presented below, as of March 31, 2021 and December 31, 2020:

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Fair value (level 2)
Description	Consolidated
	March 31, 2021	December 31, 2020
“Financial” derivatives	2,200,113	1,857,869
“Operating” derivatives	(12,393)	(11,092)
Total	2,187,720	1,846,777

b) Foreign currency risk

The information regarding the foreign currency risk factors was presented in note 6.2 (b) of the Company’s financial statements for the year ended December 31, 2020.

As of March 31, 2021, the company and the consolidated balance sheets include accounts denominated in foreign currency, which expose the Company and its subsidiaries to foreign exchange risks, which together represent a total liability of R$ 4,607,563 (R$ 4,261,151 as of December 31, 2020). These accounts, consisting of loans and financing in their entirety, are protected with swap type derivatives.

Derivatives instruments to hedge foreign currency risk

The information regarding the derivative instruments to hedge foreign exchange rate risk was presented in note 6.2 (c) of the Company’s financial statements for the year ended December 31, 2020.

As of March 31, 2021, and December 31, 2020, the derivative balances are composed as follows:

Financial derivatives

Consolidated	Principal (notional) amount		Curve Value		Fair value		Gain (loss)
Description	March 31, 2021	December 31,2020	March 31, 2021	December 31,2020	March 31, 2021	December 31,2020	March 31, 2021	December 31,2020
Swap contracts: (a)
Asset position:
Long position - U.S. dollar	2,576,517	2,576,890	4,605,565	4,262,004	4,950,278	4,683,900	344,712	421,897

Liability position:
CDI floating rate:
Short position in CDI	2,576,517	(2,576,890)	2,599,288	2,630,911	2,751,675	(2,803,797)	152,387	(172,885)

Forward contracts (NDF):
Liability position:
Post-fixed CDI rate:
Short position at interbank rate	1,578,606	1,409,102	(3,520)	(5,457)	1,510	(22,234)	5,030	(16,778)
Total net derivative financial instruments:	1,578,606	1,409,102	2,002,757	1,625,636	2,200,113	1,857,869	197,355	232,234

a)	Swap transactions consist of swapping the exchange rate fluctuation for a correction related to a percentage of the fluctuation of the Interbank Deposit Rate (post-fixed CDI), in the case of Brazil.

For the derivatives held by the Company and its subsidiaries as of March 31, 2021 and December 31, 2020, as the contracts are directly with financial institutions and not through stock exchanges, there are no margin deposits to guarantee these operations.

Operating derivatives - Consolidated

As at March 31, 2021 and December 31, 2020, the subsidiaries held derivative financial instruments of the forward type with the objective of hedging from foreign currency risk of operating cash flows (such as import and export operations):

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Principal (notional) amount		Fair value
Description	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Net position - GBP and USD	1,152,123	1,585,280	(9,610)	(7,670)
Forward contracts	147,542	165,830	(2,783)	(3,422)
Total derivative instruments, net	1,299,665	1,751,110	(12,393)	(11,092)

Sensitivity analysis

In the sensitivity analysis related to the foreign exchange exposure risk, Management of the Company and its subsidiaries believes that it is important to consider, in addition to the assets and liabilities with exposure to fluctuations in exchange rates recorded in the balance sheet, the fair value of the financial instruments entered into by the Company and its subsidiaries to hedge certain exposures on March 31, 2021 and December 31, 2020, as set forth in the table below:

	Consolidated
	March 31, 2021	December 31, 2020
Borrowings and financing in foreign currency in Brazil (a)	(4,598,561)	(4,246,692)
Receivables in foreign currency in Brazil	274,595	236,782
Trade accounts payable in foreign currencies in Brazil	(9,002)	(14,459)
Fair value of financial derivatives	4,947,494	4,680,478
Net asset exposure	614,526	656,109

a)	Excluding transaction costs.

This analysis considers only financial assets and liabilities recorded in Brazil in foreign currency, since exposure to the foreign exchange rate variation in other countries is close to zero due to the strong currency and effectiveness of its derivatives, and it is considered that all other variables, especially interest rates, remain constant and do not consider any impact of the forecasted purchases and sales.

The following table shows the projection of the incremental loss that would have been recognized in profit or loss for the subsequent year if the current net foreign exchange exposure remains static, based on the following scenarios:

	Consolidated
Parity - R$ vs US$	5.6973	5.6666	4.2499	2.8333
	Scenario	Scenario I	Scenario II	Scenario III
Operation/Instrument	Real	Probable	Depreciation 25%	Depreciation 50%
Assets denominated in US$
Fair value of “financial” derivatives	4,947,494	4,920,823	3,690,617	2,460,412
Trade accounts receivable recorded in Brazil in foreign currency	274,595	273,115	204,836	136,558

Liabilities denominated in US$
Borrowings and financing in Brazil in foreign currency (a)	(4,598,561)	(4,573,771)	(3,430,328)	(2,286,886)
Accounts payable registered in Brazil in foreign currency	(9,002)	(8,954)	(6,715)	(4,477)
Impact on net income and equity		(3,313)	(156,116)	(308,919)

The probable scenario considers future US dollar rates for a 90 days-term. According to quotations obtained at the Brazilian Stock Exchange (“B3”) on March 31, 2021 and in line with the first maturities of financial instruments with exchange exposure, R$5.67 / US$ 1.00. Scenarios I and II consider a decrease in the US dollar of 25% (R$4.25 / US$ 1.00) and 50% (R$2.83 / US$1.00), respectively. Management uses the probable scenario in the assessment of possible changes in the exchange rate and presents the referred scenario in compliance with IFRS 7- Financial Instruments: Disclosures (CPC 40 - Instrumentos Financeiros: Divulgações)

The Company and its subsidiaries do not use derivative financial instruments for speculative purposes.

Derivative instruments designated for hedge accounting

The information regarding the Derivative instruments designated for hedge accounting was presented in note 6.2 (c) of the Company’s financial statements for the year ended December 31, 2020.

The outstanding positions of derivative financial instruments designated as cash flow hedge on March 31, 2021 are set forth below.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Cash flow hedge instrument – Consolidated

						Other comprehensive income
	Hedge instrument	Notional currency	Notional value	Curve Value	Fair value	Accumulated contract gain (loss)	Gain in the 3-month period ended March 31, 2021
Currency Swap – US$/R$	Currency	BRL	2,576,020	2,005,750	2,198,088	192,338	(56,684)
Forward contract (The Body Shop)	Currency	BRL	1,008,552	(9,140)	(9,438)	(9,438)	(4,035)
Forward contract (Natura Indústria)	Currency	BRL	11,865	-	517	517	1,219
Total			3,596,437	1,996,610	2,189,167	183,417	(59,500)

The changes in cash flow hedge reserve recorded in OCI are shown below:

Consolidated
Cash flow hedge balance as at December 31, 2019	42,729
Change in the fair value of hedge instrument recognized in OCI	248,684
Tax effects on fair value of hedge instrument	(83,802)
Cash flow hedge balance as at March 31, 2020	207,611

Cash flow hedge balance as at December 31, 2020	159,077
Change in the fair value of hedge instrument recognized in OCI	(59,500)
Tax effects on fair value of hedge instrument	19,845
Cash flow hedge balance as at March 31, 2021	119,422

The Company designates as cash flow hedge derivative financial instruments used to offset variations arising from foreign currency exposure in the market value of debts contracted in a currency other than the functional currency.

c) Interest rate risk

The information regarding the interest rate risk was presented in note 6.2 (d) of the Company’s financial statements for the year ended December 31, 2020.

Sensitivity analysis

On March 31, 2021, there are borrowings, financing and debentures contracts denominated in foreign currency that are linked to interest swap contracts, changing the liability index rate to the CDI variation. Accordingly, the risk of the Company and its subsidiaries becomes the exposure to the variation of the CDI. The following table presents the exposure to interest rate risks of transactions related to CDI, including derivative transactions (borrowings, financing and debentures in Brazil were considered in full, given that 98.8% of the amount is related to the CDI):

	Company	Consolidated
Total borrowings and financing - in local currency (note 19)	(524,106)	(9,426,119)
Operations in foreign currency with derivatives related to CDI (a)	-	(4,584,772)
Short-term investments (notes 6 and 7)	389,250	5,306,413
Net exposure	(134,856)	(8,704,478)

a)	Refers to transactions involving derivatives related to CDI to hedge borrowings and financing arrangements raised in foreign currency in Brazil.

The sensitivity analysis considers the exposure of borrowings and financing, net of short-term investments, linked to CDI (notes 6 and 7).

The following tables show the projection of incremental loss that would have been recognized in profit or loss for the following period, assuming that the current net liability exposure is static and the following scenarios:

Company
Description	Risk	Probable scenario	Scenario II	Scenario III
Net liability	Rate increase	2,406	5,460	8,514

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Consolidated
Description	Risk	Probable scenario	Scenario II	Scenario III
Net liability	Rate increase	(38,871)	(88,207)	(137,543)

The probable scenario considers future interest rates for 90 days-term, according to B3 quotations for the expected dates of the first maturities of financial instruments with exposure to interest rates, calculated on March 31, 2021. Scenarios II and III consider an increase in interest rates by 25% (4.13% per year) and 50% (4.95% per year), respectively, over a CDI rate of 3.30% per year.

d) Credit risk

The information regarding the credit risk was presented in note 6.2 (e) of the Company’s financial statements for the year ended December 31, 2020.

e) Liquidity risk

The information regarding the liquidity risk was presented in note 6.2 (f) of the Company’s financial statements for the year ended December 31, 2020.

Management monitors the Company’s and its subsidiaries liquidity level considering the expected cash flows in exchange for unused credit facilities, as shown in the following table:

	Company		Consolidated
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Total current assets	1,121,559	988,266	17,739,096	18,734,820
Total current liabilities	(571,114)	(566,230)	(15,006,149)	(16,159,586)
Total net working capital	550,445	422,036	2,732,947	2,575,234

As of March 31, 2021, the carrying amount of financial liabilities, measured using the amortized cost method, considering interest payments at a floating rate and the value of debt securities reflecting the forward market interest rates, may be changed due to the variation in floating interest rates. Their corresponding maturities, considering that the Company and its subsidiaries are in compliance with covenants, are shown below:

Company	Less than one year	One to five years	Over five years	Total expected cash flow	Interest to be accrued	Carrying amount
Borrowings, financing and debentures	526,956	-	-	526,956	(2,850)	524,106
Leases	5,621	-	-	5,621	-	5,621

Consolidated	Less than one year	One to five years	Over five years	Total expected cash flow	Interest to be accrued	Carrying amount
Borrowings, financing and debentures	3,595,200	10,637,144	1,224,196	15,456,540	(1,445,649)	14,010,891
Leases	1,230,813	2,654,332	537,304	4,422,449	(501,836)	3,920,613
Payables to related parties, trade accounts payable and supply chain finance	6,555,155	-		6,555,155	-	6,555,155

The Body Shop's up to £70 million (seventy million pounds) credit line, existing on December 31, 2020, was liquidated during the first quarter of 2021.

5.3	Covid-19 Impacts

The Company monitors the evolution of the Covid-19 pandemic in the markets in which it operates, acting to minimize impacts on the operations and on the equity and financial position of the Company and its subsidiaries, and implementing appropriate measures to guarantee the continuity of operations, protect cash, improve liquidity, and promote the health and safety of all.

During the three-month period ended March 31, 2021, Management assessed the possible impacts of the main risks and uncertainties that could affect the interim information presented herein. In Brazil, the increase in the transmission rate and in the number of deaths in 2021 led to the adoption of more restrictive measures of circulation and operation of non-essential activities. In this scenario, the Company and its subsidiaries maintained

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

their focus on operating in a digital environment, allowing them to offset the impact of closing stores, by increasing sales through e-commerce and direct sales. However, gradual decreases in restrictions in markets in which the Company and its subsidiaries operate, mainly in Europe and Asia, have been permitted by local authorities, allowing physical stores to resume operating, even with some level of restriction, benefiting this segment of business.

In view of this scenario, the Company reviews the recoverability expectations of its financial and non-financial assets in the preparation of this interim information, considering the most recent information available and reflected in the Company's business plans. In the three-month period ended March 31, 2021, no deterioration was identified in the Company's liquidity, its cash position or leverage that could impact the compliance with financial covenants.

Additionally, Management has revised its projections of future results since the end of the year ended December 31, 2020, not identifying deviations from these projections or in the market assumptions associated with the impairment test carried out on December 31, 2020 that indicated the need to carry out an additional impairment test of goodwill and other long-lived intangible assets.

5.4	Capital management

The Company’s capital management objectives are to ensure that the Company and its subsidiaries are continuously capable of offering return to its shareholders and benefits to other stakeholders, in addition to maintaining an ideal capital structure to reduce this capital cost.

The Company monitors capital based on the financial leverage ratios. This ratio corresponds to the net debt divided by equity. The net debt corresponds to total borrowings and financings (including short and long-term borrowings and financings, as shown in the consolidated statement of financial position), deducted from cash and cash equivalents and short-term investments (except for “Crer Para Ver” funds).

5.5	Fair value estimate

The information regarding the general considerations and polices of the group companies (Natura, Avon, TBS and Aesop) was presented in note 6.1 of the financial statements for the year ended December 31, 2020.

The carrying amounts and fair values of the Company’s financial instruments as at March 31, 2021 and December 31, 2020 are presented below:

Company				Carrying amount		Fair value
	Note	Classification by category	Fair value hierarchy	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Financial assets
Cash and cash equivalent	6
Cash and banks		Amortized cost	Level 2	1,661	1,501	1,661	1,501
Certificate of bank deposits		Amortized cost	Level 2	506,700	504,198	506,700	504,198
				508,361	505,699	508,361	505,699
Short-term investments
Exclusive investment funds	7	Fair value through profit or loss	Level 2	387,589	340,999	387,589	340,999

Accounts receivables – related parties	31.1	Amortized cost	Level 2	200,425	115,952	200,425	115,952

Financial liabilities
Borrowings in local currency	19	Amortized cost	Level 2	(524,106)	(515,966)	(524,106)	(515,966)
Trade accounts payable, supply chain finance and related parties	20/31.1	Amortized cost	Level 2	(5,621)	(16,887)	(5,621)	(16,887)

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Consolidated				Carrying amount		Fair value
	Note	Classification by category	Fair value hierarchy	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Financial assets
Cash and cash equivalent	6
Cash and banks		Amortized cost	Level 2	3,056,712	4,436,123	3,056,712	4,436,123
Certificate of bank deposits		Amortized cost	Level 2	792,759	808,988	792,759	808,988
Repurchase transactions		Fair value through profit or loss	Level 2	476,888	576,108	476,888	576,108
				4,326,359	5,821,219	4,326,359	5,821,219
Short term investments	7
Government bonds		Fair value through profit or loss	Level 1	754,676	864,940	754,676	864,940
Restricted cash		Fair value through profit or loss	Level 2	-	40,425	-	40,425
Financial treasury bill		Fair value through profit or loss	Level 2	505,740	505,152	505,740	505,152
Loan investment fund		Fair value through profit or loss	Level 2	970,345	817,253	970,345	817,253
Dynamo Beauty Ventures Ltd fund		Fair value through profit or loss	Level 3	28,487	16,104	28,487	16,104
Certificate of bank deposits		Fair value through profit or loss	Level 2	18,940	292,878	18,940	292,878
				2,278,188	2,536,752	2,278,188	2,536,752

Trade accounts receivable	8	Amortized cost	Level 2	3,370,107	3,597,535	3,370,107	3,597,535
Judicial deposits	12	Amortized cost	Level 2	557,960	566,190	557,960	566,190
Carbon credits	14	Fair value through profit or loss	Level 2	4,327	4,097	4,327	4,097
Sublease receivables	14	Amortized cost	Level 2	378,083	357,538	378,083	357,538
Receivables from service providers	14	Amortized cost	Level 1	154,631	135,030	154,631	135,030
				4,465,108	4,660,390	4,465,108	4,660,390

“Financial” and “operating” derivatives		Fair value through profit or loss - hedging instrument	Level 2	2,189,167	1,873,764	2,189,167	1,873,764
“Financial” and “operating” derivatives		Fair value through profit or loss	Level 2	39,477	34,214	39,477	34,214
				2,228,644	1,907,978	2,228,644	1,907,978
Financial liabilities
Borrowings, financing and debentures	19
Local currency borrowings		Amortized cost	Level 2	(9,426,119)	(9,591,809)	(4,773,460)	(9,466,921)
Foreign currency borrowings		Amortized cost	Level 2	(4,584,772)	(4,231,104)	(4,796,000)	(4,459,081)
				(14,010,891)	(13,822,913)	(9,569,460)	(13,926,002)

Carbon credits	23	Fair value through profit or loss	Level 2	(5,019)	(5,560)	(5,019)	(5,560)

“Financial” and “operating” derivatives		Fair value through profit or loss - hedging instrument	Level 2	-	-		-
“Financial” and “operating” derivatives		Fair value through profit or loss	Level 2	(40,924)	(61,201)	(40,924)	(61,201)
				(40,924)	(61,201)	(40,924)	(61,201)

Lease liabilities	18	Amortized cost	Level 2	(3,920,613)	(3,858,455)	(3,920,613)	(3,856,699)
Trade payables and supply chain finance operations	20	Amortized cost	Level 2	(6,555,155)	(6,774,205)	(6,555,155)	(6,774,205)

The information regarding the general and political considerations of the companies of the Company was presented in the annual financial statements of 2020, in note 6.1.

The Company assesses that the balances of cash and cash equivalents, trade accounts receivable, trade payable and other current liabilities are equivalent to their book values, mainly due to the short-term maturities of these instruments.

The book values of financial investments in Bank Deposit Certificates measured at amortized cost are close to their fair values due to the fact that the operations are carried out at floating interest rates.

The book values of borrowings, financing and debentures are measured at their amortized cost and disclosed at fair value, which does not differ materially from the book values as the agreed interest rates are consistent with current market rates.

The fair value of foreign exchange derivatives (swap and forward) is determined based on future exchange rates on the balance sheet dates, with the resulting value discounted to present value.

The fair value of the investment in the Dynamo Beauty Ventures Ltd. Fund, classified at level 3 of the fair value hierarchy, is calculated based on information about the net value of the investment in the Fund (NAV) calculated by the Fund manager based on valuation assumptions consistent with the accounting practices adopted in Brazil and the IFRS, adjusted to reflect the fair value assumptions applicable to the nature of the Company's investment. The Company's assessment takes into account inputs not observable in the model, in order to reflect the contractual restrictions on this investment for early redemption and trading of the security in the market. The significant unobservable inputs used in measuring fair value reflect a discount due to the lack of liquidity of the security, which represent the values that the Company determined that market agents would take into account for these discounts when defining the investment price. An increase of 1% in the applied discount (15.4%) would result in a reduction in the value of the investment by R$ 283.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

There was no transfer between measurement levels in the fair value hierarchy in the three-month period ended March 31, 2021 for these assets and liabilities.

6.	CASH AND CASH EQUIVALENTS

	Company		Consolidated
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Cash and banks	1,661	1,501	3,056,712	4,436,576
Certificate of Bank Deposits (a)	506,700	504,198	792,759	808,988
Repurchase transactions (b)	-	-	476,888	576,108
	508,361	505,699	4,326,359	5,821,672

a)	As of March 31, 2021, Certificate of Bank Deposits (“CDB”) short-term investments are remunerated at an average rate of 102.8% of CDI (103.2% of CDI as of December 31, 20209) with daily maturities redeemable with the issuer itself, without significant loss of value.

b)	Repurchase transactions are securities issued by banks with a commitment by the bank to repurchase the securities, and by the client to resell the security, at a defined interest rate and within a predetermined term, which are backed by public or private securities (depending on the financial institution) and are registered within the Central of Custody and Financial Settlement of Securities (“CETIP”). As of March 31, 2021, repurchase operations are remunerated at an average rate of 100.0% of CDI (100.0% of the CDI on December 31, 2020).

7.	SHORT-TERM INVESTMENTS

	Company		Consolidated
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Exclusive investment funds (a)	387,589	340,999	-	-
Loan investment funds(e)	-	-	970,345	817,253
Certificate of Bank Deposits (b)	-	-	18,940	292,878
Treasury bills (c)	-	-	505,740	505,152
Government bonds (LFT) (d)	-	-	754,676	864,940
Dynamo Beauty Ventures Ltd. Fund	-	-	28,487	16,104
Restricted cash	-	-	-	40,425
	387,589	340,999	2,278,188	2,536,752

Current	387,589	340,999	2,249,701	2,520,648
Non-current	-	-	28,487	16,104

a)	The Company and subsidiaries concentrate most of their investments in an exclusive investment fund, which holds interest in shares of the Essential Investment Fund.

The values of the quotas held by the Company are presented under the heading “Exclusive Investment Fund” at the Parent Company. The financial statements of the Exclusive Investment Fund, in which the group has exclusive participation (100% of the quotas), were consolidated, except for the quotas of the Natura Institute, and the amounts of its portfolio were segregated by type of investment and classified as cash and marketable securities, based on the accounting practices adopted by the Company. For the purposes of consolidated presentation, the fund balance, as well as the positions of the other subsidiaries are presented according to the financial component.

b)	Investments in CDB classified as short-term investments are remunerated at an average rate of 113.0% of the CDI (100.0% of the CDI as at December 31, 2020). As at March 31, 2021, the “Crer Para Ver” line within the exclusive fund is R$ 63,665 R$ 57,609 as at December 31, 2020).

c)	As of March 31, 2021, investments in Treasury bills are remunerated at an average rate of 132.8% of the CDI (136.61% as at December 31, 2020).

d)	As of March 31, 2021, investments in Government Bonds (LFT) are remunerated at an average rate of 104.9% of the CDI (105.9% of the CDI on December 31, 2020).

e)	Mutual investment funds refer to the investments of Natura América Hispânica entities concentrated in Argentina, Chile, Colombia and Mexico.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The composition of the securities that make up the portfolio of the Essential Investment Fund, in which the Company and its subsidiaries hold 100% interest, on March 31, 2021 and December 31, 2019, is as follows:

	Consolidated
	March 31, 2021	December 31, 2020
Certificate of Bank Deposits (CDB)	18,940	292,878
Repurchase transactions (cash and cash equivalent)	474,806	576,108
Financial bills	505,740	505,152
Government bonds (LFT)	754,676	864,940
	1,754,162	2,239,078

8.	TRADE ACCOUNTS RECEIVABLE

	Consolidated
	March 31, 2021	December 31, 2020
Trade accounts receivable	3,610,998	4,029,643
Allowance for expected credit losses	(240,891)	(432,108)
	3,370,107	3,597,535

The maximum exposure to credit risk at the interim accounting information date is the carrying amount of each aging range, net of the allowance for expected credit losses, as shown in the aging list below:

	Consolidated
	March 31, 2021	December 31, 2020
Current	2,226,860	1,988,583
Past due:
Up to 30 days	969,572	1,506,460
31 to 60 days	132,712	173,121
61 to 90 days	85,185	111,735
91 to 180 days	196,669	249,744
Allowance for expected credit losses	(240,891)	(432,108)
	3,370,107	3,597,535

The changes in the allowance for expected credit losses for the three-month period ended March 31, 2021 and 2020 are as follows:

Consolidated
Balance as at December 31, 2019	(107,995)
Acquisition of subsidiary	(270,187)
Additions	(209,933)
Write-offs (a)	182,333
Exchange variation	(42,573)
Balance as at March 31, 2020	(448,355)

Balance as at December 31, 2020	(161,922)
Additions	(225,417)
Write-offs/reversals (a)	165,325
Exchange variation	(18,877)
Balance as at March 31, 2021	(240,891)

a)	Refers to accounts overdue for more than 180 days which are written off when the Company has no expectation of recovering the trade accounts receivable and sales of customer portfolio.

The following table shows trade accounts receivable by exposure to doubtful accounts on March 31, 2021:

	Consolidated
	Trade accounts receivable	Allowance for expected credit losses
Current	2,226,860	(72,662)
Past due:
Up to 30 days	969,572	(28,332)
31 to 60 days	132,712	(20,690)
61 to 90 days	85,185	(18,306)
91 to 180 days	196,669	(100,901)
	3,610,998	(240,891)

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

9.	INVENTORIES

	Consolidated
	March 31, 2021	December 31, 2020
Finished products	4,295,644	3,592,864
Raw materials and packaging	1,101,328	1,015,156
Consumables	191,771	170,188
Work in progress	39,238	36,025
Allowance for losses	(285,258)	(269,963)
	5,342,723	4,544,270

The changes in the allowance for inventory losses for the three-month period ended March 31, 2021 and 2020 are as follows:

Consolidated
Balance as at December 31, 2019	(185,232)
Acquisition of subsidiary	(332,350)
Additions (a)	(119,735)
Write-offs (b)	92,296
Exchange rate variation	(80,593)
Balance as at March 31, 2020	(625,614)

Balance as at December 31, 2020	(269,963)
Additions (a)	(120,888)
Write-offs (b)	131,870
Exchange rate variation	(26,277)
Balance as at March 31, 2021	(285,258)

a)	It refers to the recognition of net allowance for losses due to discontinuation, expiration and quality, to cover expected losses on the realization of inventories, pursuant to the policy of the Company and its subsidiaries.

b)	Consist of write-offs of products discarded by the Company and its subsidiaries.

10.	RECOVERABLE TAXES

	Company		Consolidated
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
ICMS on purchase of goods (a)	-	-	718,837	681,147
Taxes on purchase of goods – foreign subsidiaries	-	-	272,550	230,260
ICMS on purchases of PP&E	-	-	9,548	9,578
PIS and COFINS on purchase of goods (b)	-	-	772,916	780,841
Withholding income tax	20,353	23,637	20,353	23,637
Withholding PIS, COFINS and CSLL	-	-	3,451	1,669
Tax on Manufactured Products - IPI (c)	-	-	86,824	77,096
Other	-	-	230,452	199,333
	20,353	23,637	2,114,931	2,003,561

Current	20,353	23,637	1,176,299	1,071,349
Non-current	-	-	938,632	932,212

a)	Tax credits related to the accumulated Brazilian tax on the circulation of goods, interstate and inter-municipal transport and communication services (“ICMS”) were generated mainly by purchases, whose tax rate is higher than the average sales and by the increase in exports. The recognition of these credits normally occurs through offsetting with sales operations in the domestic market.

b)	The accumulated tax credits for PIS and COFINS basically arise from credits on purchases of raw materials used in production. The realization of these credits normally occurs through offsetting with sales operations in the domestic market.

c)	The balance will be used to IPI payable in future operations of the Company's subsidiaries.

11.	INCOME TAX AND SOCIAL CONTRIBUTION

The effective rate calculated by the Company and its subsidiaries for the three-month period ended March 31, 2021 was negative by 95% (13% on March 31, 2020). This percentage is based on the loss before tax of R$ 95,208 million (R$ 730,136 on March 31, 2020) and on the income tax expense of R$ 90,093 million (R$ 94,803 on March 31, 2020). The main components that cause the effective rate to deviate from the 34% nominal income tax rate are the tax losses of certain jurisdictions that cannot be benefited by the deferred income tax asset, permanent effects related to income tax withheld at source originated in transactions between group companies that cannot be used and the additional recognition of deferred income tax liabilities due to the announcement made by the Government of England that the nominal rate would not be reduced from 19% to 17%. Excluding the adverse effects of the

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

reconciliation of items that resulted mainly from tax jurisdictions in which the Company is currently unable to obtain an income tax benefit, the effective tax rate of the Company would be approximately 29.5%.

The changes in deferred asset and liability income tax and social contribution for the three-month period ended March 31, 2021 and 2020 were as follows:

	Consolidated
	Asset	Liability
Balance as at December 31, 2019	374,448	(450,561)
Effect on profit or loss	(30,857)	(33,472)
Acquisition of subsidiary	667,034	(728,274)
Reserve for grant of options and restricted shares	(39,435)	-
Effect on other comprehensive income	(83,802)	-
Currency translation effect	109,031	(292,603)
Balance as at March 31, 2020	996,419	(1,504,910)

Balance as at December 31, 2020	1,339,725	(1,288,045)
Effect on profit or loss	(22,222)	(26,190)
Reclass form asset to liability	(108,749)	108,749
Reserve for grant of options and restricted shares	528	7,097
Effect on other comprehensive income	1,051	(19,273)
Currency translation effect	60,363	30,812
Balance as at March 31, 2020	1,270,696	(1,186,850)

12.	JUDICIAL DEPOSITS

The judicial deposits held by the Company and its subsidiaries as at March 31, 2021 and December 31, 2020 are as follows:

	Consolidated
	March 31, 2021	December 31, 2020
Unaccrued tax lawsuits (a)	254,557	262,654
Accrued tax lawsuits (b)	255,385	252,961
Unaccrued civil lawsuits	7,318	9,671
Accrued civil lawsuits	2,354	2,189
Unaccrued labor lawsuits	13,601	14,166
Accrued labor lawsuits	24,745	24,549
Total judicial deposits	557,960	566,190

a)	The tax procedure related to these judicial deposits refer mainly to the ICMS-ST, disclosed in note 22.2.1, contingent liabilities - possible risk of loss.

b)	The tax procedure related to these judicial deposits refer, substantially, to the sum of the amounts disclosed in note 22.1.1, and the amounts presented in note 21.

The changes in balance of judicial deposits for the three-month period ended March 31, 2021 and 2020 are as follows:

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Consolidated
Balance as at December 31, 2019	337,255
Acquisition of subsidiary	283,885
New deposits	4,867
Redemptions	(1,519)
Interests	1,383
Payments	(5,344)
Write-offs for expenses	(801)
Balance as at March 31, 2020	619,726

Balance as at December 31, 2020	566,190
New deposits	6,479
Redemptions	(14,609)
Interests	1,370
Payments / Write-offs for expenses	(1,048)
Exchange variance	(422)
Balance as at March 31, 2021	557,960

Besides to judicial deposits, the Company and its subsidiaries have insurance policies to guarantee certain lawsuits. Details of these insurances are presented in note 33.

13.	NON-CURRENT ASSETS HELD FOR SALE

The assets classified as held for sale were acquired in the acquisition process of Avon. The change in the balance for the three-month period ended March 31, 2021 and 2020 is as follows:

Consolidated
Balance as at December 31, 2019	-
Avon acquisition (a)	186,518
Balance as at March 31, 2020	186,518

Balance as at December 31, 2020	181,279
Transfer to fixed assets (a)	(25,779)
Sale	(49)
Exchange rate variation	5,150
Balance as at March 31, 2021(b)	160,601

a)	During the first quarter of 2020, transfers occurred due to the resumption of activities in the Saudi Arabian unit.

b)	The balance on March 31, 2021 is composed of assets located in Brazil and Spain (on December 31, 2020 it was composed of Saudi Arabia, Brazil and Spain).

14.	OTHER CURRENT AND NON-CURRENT ASSETS

	Company		Consolidated
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Advance for advertising and marketing	-	-	122,192	42,233
Advances to suppliers	-	-	326,252	257,099
Advances to employees	-	-	67,295	65,180
Advance and security deposit for rent (a)	-	-	212,311	169,958
Prepaid insurance expenses	-	-	212,011	200,074
Surplus pension plan (b)	-	-	752,230	683,425
Advances to customs broker - Import taxes	-	-	42,641	34,016
Sublease receivables (c)	-	-	378,083	357,538
Carbon credits	-	-	4,327	4,097
Receivables from service providers (d)	-	-	154,631	135,030
Other	1,210	2,127	135,173	195,138
	1,210	2,127	2,407,146	2,143,788

Current	321	1,979	800,631	616,120
Non-current	889	148	1,606,515	1,527,668

a)	Mainly related to: (i) advances of rental agreements that were not included in the initial measurement of lease liabilities / right-of-use of the subsidiary The Body Shop, in accordance with the exemptions on IFRS 16 / CPC 06(R2); and (ii) security deposits for the rental of certain stores of the subsidiaries The Body Shop and Aesop, which will be returned by the landlord at the end of the rental agreements.

b)	Pension plan arising from the acquisition of Avon (note 28.2).

c)	Refers to the sublease receivable from the New York office owned by Avon.

d)	Refers to receivables mainly arising from damage that occurred with carriers and insurance companies.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

15.	INVESTMENTS

	Company
	March 31, 2021	December 31, 2020
Investments in subsidiaries, net of losses	14,207,339	15,433,251
Goodwill from the acquisition of subsidiaries	13,934,798	11,511,028
Total	28,142,137	26,944,279

Information and changes in the balances for the three-month period ended March 31, 2021 and 2020:

	Natura Cosméticos S.A.	Avon Products, Inc.	Natura &Co International S.à r.l.	Total
Percentage of participation	100.00%	100.00%	100.00%
Equity of subsidiaries	7,805,623	(5,583,437)	6,196,885	8,419,071
Equity participation (capital deficit)	7,805,623	(5,583,437)	6,196,885	8,419,071
Fair value adjustment of acquired assets and liabilities	-	5,788,268	-	5,788,268
Goodwill	-	13,934,798	-	13,934,798
Total	7,805,623	14,139,629	6,196,885	28,142,137
Subsidiaries net income (loss) for the year	229,228	(396,539)	41,332	(125,979)

Balances as at December 31, 2020	6,929,074	14,373,448	5,641,757	26,944,279
Share of the profit (loss) of equity investees	229,228	(396,539)	41,332	(125,979)
Exchange rate variation and other adjustments in the conversion of investments of foreign subsidiaries	798,000	345,291	513,796	1,657,087
Unrealized losses on the revaluation of balances between companies	-	(182,571)	-	(182,571)
Hyperinflationary economy adjustment effect	41,064	-	-	41,064
Contribution of the Parent Company to stock option plans granted to subsidiaries executives and other reserves, net of tax effects	16,524	-	-	16,524
Effect on hedge accounting, net of tax effects	(39,655)	-	-	(39,655)
Distribution of dividends and interest on own equity	(168,612)	-	-	(168,612)
Balances as at March 31, 2021	7,805,623	14,139,629	6,196,885	28,142,137

.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

16.	PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Useful life range (in years)	December 31, 2020	Additions	Write-offs	impairment	Transfers	Exchange rate variation	March 31, 2021
Cost:
Vehicles	2 to 5	79,227	523	(10,649)	-	6,908	2,835	78,844
Templates	3	187,852	-	-	-	28	41	187,921
Tools and accessories	3 to 20	85,678	1,983	(129)	-	707	(24,709)	63,530
Facilities	3 to 60	293,471	3	(402)	-	2,685	3,196	298,953
Machinery and accessories	3 to 15	1,819,693	2,442	(17,971)	-	27,396	(5,219)	1,826,341
Leasehold improvements	2 to 20	963,957	8,972	(8,695)	310	27,921	57,933	1,050,398
Buildings	14 to 60	1,899,176	892	(3)	-	(3,198)	67,124	1,963,991
Furniture and fixture	2 to 25	566,548	2,936	(1,590)	33	10,922	29,581	608,430
Land	-	661,613	-	(1,203)	-	-	12,855	673,265
IT equipment	3 to 15	543,772	15,603	(4,882)	-	28,679	24,103	607,275
Other assets	-	36,687	-	(891)	-	-	473	36,269
Projects in progress	-	408,385	70,844	(20,280)	-	(89,793)	18,953	388,109
Total cost		7,546,059	104,198	(66,695)	343	12,255	187,166	7,783,326

Accumulated depreciation
Vehicles		(33,042)	(5,869)	10,028	-	(5,898)	667	(34,114)
Templates		(166,536)	(2,203)	-	-	-	(41)	(168,780)
Tools and accessories		(39,159)	(9,501)	129	-	-	26,285	(22,246)
Facilities		(176,726)	(3,991)	389	-	(2,951)	(1,426)	(184,705)
Machinery and accessories		(578,762)	(44,557)	17,487	-	(1)	54,094	(551,739)
Leasehold improvements		(480,554)	(35,723)	9,703	-	(5,639)	(21,050)	(533,263)
Buildings		(179,729)	(21,368)	15	-	-	26,643	(174,439)
Furniture and fixture		(318,611)	(22,955)	3,542	-	(717)	(14,464)	(353,205)
IT equipment		(311,856)	(26,483)	5,415	-	(8,239)	(5,564)	(346,727)
Other assets		(26,027)	(5,783)	699	-	-	(2,925)	(34,036)
Total accumulated depreciation		(2,311,002)	(178,433)	47,407	-	(23,445)	62,219	(2,403,254)
Net total		5,235,057	(74,235)	(19,288)	343	(11,190)	249,385	5,380,072

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Consolidated
	Useful life range (in years)	December 31, 2019	Company acquisition	Additions	Write-offs	impairment	Transfers	Exchange rate variation	March 31, 2020
Cost:
Vehicles	2 to 5	45,578	25,789	260	(2,711)	-	2,163	11,302	82,381
Templates	3	192,556	-	-	(27)	-	4,322	25	196,876
Tools and accessories	3 to20	11,974	52,410	3,271	(283)	-	(1,034)	9,897	76,235
Facilities	3 to 60	309,772	1,431	5	(3,212)	-	2,359	9,347	319,702
Machinery and accessories	3 to 15	866,451	746,734	5,556	(726)	-	10,757	124,366	1,753,138
Leasehold improvements	2 to 20	615,103	58,548	6,844	(651)	385	14,830	90,324	785,383
Buildings	14 to 60	386,957	1,168,837	2,781	3,070	-	27,616	226,178	1,815,439
Furniture and fixture	2 to 25	397,727	32,566	4,658	(686)	1,823	6,543	71,943	514,574
Land	-	35,157	568,470	-	-	-	4,772	152,410	760,809
IT equipment	3 to 15	297,228	112,369	2,300	(402)	-	9,536	52,303	473,334
Other assets	-	-	40,090	-	-	-	-	11,343	51,433
Projects in progress	-	156,011	78,965	53,621	(402)	-	(53,107)	22,132	257,220
Total cost		3,314,514	2,886,209	79,296	(6,030)	2,208	28,757	781,570	7,086,524

Accumulated depreciation
Vehicles		(16,924)	-	(6,712)	1,231	-	(2,093)	(2,945)	(27,443)
Templates		(175,938)	-	(1,975)	-	-	-	(77)	(177,990)
Tools and accessories		(3,255)	-	(11,346)	-	-	-	(1,748)	(16,349)
Facilities		(167,362)	-	(7,125)	282	-	-	(2,351)	(176,556)
Machinery and accessories		(416,736)	-	(49,636)	154	-	(161)	(11,782)	(478,161)
Leasehold improvements		(267,371)	-	(28,910)	-	-	25	(40,355)	(336,611)
Buildings		(101,785)	-	(26,380)	-	-	-	(3,089)	(131,254)
Furniture and fixture		(193,973)	-	(22,270)	465	-	(25)	(37,787)	(253,590)
IT equipment		(197,281)	-	(23,927)	10	-	-	(17,477)	(238,675)
Other assets		-	-	(3,097)	-	-	-	(515)	(3,612)
Total accumulated depreciation		(1,540,625)	-	(181,378)	2,142	-	(2,254)	(118,126)	(1,840,241)
Net total		1,773,889	2,886,209	(102,082)	(3,888)	2,208	26,503	663,444	5,246,283

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

17.	INTANGIBLES

	Consolidated
	Useful life range (years)	December 31, 2020	Additions	Write-offs	Reversal (provision) of impairment	Transfers	Other changes including exchange rate variation	March 31, 2021
Cost
Software	2.5 to 10	2,059,150	8,527	(8,827)	11	64,666	32,395	2,155,922
Trademarks and patents (Defined useful life)	20 to 25	894,578	-	-	-	-	49,779	944,357
Trademarks and patents (Indefinite useful life)	-	5,747,057	-	-	-	-	448,833	6,195,890
Goodwill Avon	-	13,299,849	-	-	-	-	634,949	13,934,798
Goodwill Emeis Brazil Pty Ltd,	-	142,090	-	-	-	-	11,452	153,542
Goodwill The Body Shop	-	1,946,741	800	-	-	-	203,422	2,150,963
Goodwill acquisition of TBS stores	-	1,456	-	-	-	-	-	1,456
Relationship with retail clients	10	2,785	-	-	-	-	235	3,020
Key money (indefinite useful life)	-	26,769	-	-	-	-	1,689	28,458
Key money (Defined useful life)	3 to 18	10,860	2,500	-	-	(5,555)	(186)	7,619
Relationship with franchisees and sub franchisees and sales representatives (e)	14 to 15	2,959,519	-	-	-	-	180,831	3,140,350
Technology developed (by acquired subsidiary)	-	1,595,041	-	-	-	-	78,428	1,673,469
Other intangible assets	-	108,275	28,754	-	-	(57,431)	60,795	140,393
Total cost		28,794,170	40,581	(8,827)	11	1,680	1,702,622	30,530,237

Accumulated amortization
Software		(1,022,498)	(89,404)	8,061	-	3,955	11,554	(1,088,332)
Trademarks and patents		(100,043)	(13,882)	-	-	-	(3,409)	(117,334)
Key money		(8,871)	(185)	6	-	1,667	(450)	(7,833)
Relationship with retail clients		(2,839)	(75)	-	-	-	(210)	(3,124)
Relationship with franchisees and sub franchisees and sales representatives		(419,061)	(75,493)	-	-	-	(31,903)	(526,457)
Technology developed		(319,009)	(82,477)	-	-	-	(16,882)	(418,368)
Other intangible assets		(4,721)	(309)	-	-	-	(57,735)	(62,765)
Total accumulated amortization		(1,877,042)	(261,825)	8,067	-	5,622	(99,035)	(2,224,213)
Net total		26,917,128	(221,244)	(760)	11	7,302	1,603,587	28,306,024

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Consolidated
	Useful life range (years)	December 31, 2019	Acquisition of subsidiary	Additions	Write-offs	Reversal (provision) of impairment	Transfers	Other changes including exchange rate variation	March 31, 2020
Cost
Software	2.5 to 10	1,313,090	291,239	27,299	(31)	-	72,445	116,469	1,820,511
Trademarks and patents (Defined useful life)	20 to 25	116,805	517,592	-	-	-	-	161,815	796,212
Trademarks and patents (Indefinite useful life)	-	2,171,585	1,893,224	-	-	-	-	1,002,860	5,067,669
Goodwill Avon	-	-	10,973,474	-	-	-	-	3,039,790	14,013,264
Goodwill Emeis Brazil Pty Ltd,	-	100,237	-	-	-	-	-	12,740	112,977
Goodwill The Body Shop	-	1,434,369	-	7,824	-	-	-	307,880	1,750,073
Goodwill acquisition of TBS stores	-	1,456	-	-	-	-	-	-	1,456
Relationship with retail clients	10	1,987	-	-	-	-	-	282	2,269
Key money (indefinite useful life)	-	17,801	-	-	-	-	5,595	2,191	25,587
Key money (Defined useful life)	3 to 18	12,447	-	-	-	(80)	(3,145)	4,829	14,051
Relationship with franchisees and sub franchisees and sales representatives	14 to 15	602,958	1,876,169	-	-	-	-	659,983	3,139,110
Technology developed (by acquired subsidiary)	-	-	1,131,573	-	-	-	-	320,159	1,451,732
Other intangible assets	2 to 10	110,288	-	14,665	-	-	(63,534)	10,801	72,220
Total cost		5,883,023	16,683,271	49,788	(31)	(80)	11,361	5,639,799	28,267,131

Accumulated amortization
Software		(649,347)	-	(81,653)	43	-	(3,634)	(28,471)	(763,062)
Trademarks and patents		(44,108)	-	(8,285)	-	-	-	(5,578)	(57,971)
Key money		(2,197)	-	(97)	-	-	178	(3,489)	(5,605)
Relationship with retail clients		(1,939)	-	(52)	-	-	-	(232)	(2,223)
Relationship with franchisees and sub franchisees and sales representatives		(95,772)	-	(67,166)	-	-	-	(30,938)	(193,876)
Technology developed		-	-	(62,191)	-	-	-	(10,331)	(72,522)
Other intangible assets		(13,159)	-	1,390	-	-	-	(2,574)	(14,343)
Total accumulated amortization		(806,522)	-	(218,054)	43	-	(3,456)	(81,613)	(1,109,602)
Net total		5,076,501	16,683,271	(168,266)	12	(80)	7,905	5,558,186	27,157,529

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

18.	LEASES

a)	Right of use asset

	Consolidated
	Useful life in Years (a)	December 31, 2020	Additions	Write-offs	Transfers (b)	Exchange rate variation	March 31, 2021
Cost
Vehicles	3	157,867	13,860	(7,386)	-	2,947	167,288
Machinery and equipment	3 to 10	53,048	2,011	(17,431)	-	2,729	40,357
Facilities	3 to 10	1,616,833	77,660	(158,871)	-	(35,032)	1,500,590
IT equipment	10	30,000	181	(790)	-	2,671	32,062
Retail stores	3 to 10	3,338,104	120,586	(251,695)	3,888	255,374	3,466,257
Tools and accessories	3	3,187	-	-	-	(1,079)	2,108
Total cost		5,199,039	214,298	(436,173)	3,888	227,610	5,208,662

Accumulated depreciation
Vehicles		(63,422)	(14,360)	6,231	-	(237)	(71,788)
Machinery and equipment		(21,045)	(3,130)	8,819	-	(804)	(16,160)
Facilities		(399,765)	(66,538)	51,278	-	(6,768)	(421,793)
IT equipment		(19,161)	(1,467)	787	-	(1,759)	(21,600)
Retail stores		(1,291,346)	(170,393)	263,647	-	(90,222)	(1,288,314)
Tools and accessories		(2,253)	(230)	1,626	-	(186)	(1,043)
Total accumulated depreciation		(1,796,992)	(256,118)	332,388	-	(99,976)	(1,820,698)
Net total		3,402,047	(41,820)	(103,785)	3,888	127,634	3,387,964

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Consolidated
	Useful life in Years (a)	December 31, 2019	Acquisition of subsidiary	Additions	Write-offs	Transfers (b)	Exchange rate variation	March 31, 2020
Cost
Vehicles	3	40,018	42,467	38,836	(202)	-	10,382	131,501
Machinery and equipment	3 to 10	15,578	14,034	517	-	-	6,831	36,960
Facilities	3 to 10	784,900	489,740	74,070	(4,380)	-	152,815	1,497,145
IT equipment	10	283	18,429	827	-	-	4,575	24,114
Retail stores	3 to 10	2,350,377	-	102,663	(6,272)	(2,451)	530,027	2,974,344
Tools and accessories	3	2,803	-	-	-	-	603	3,406
Total cost		3,193,959	564,669	216,913	(10,854)	(2,451)	705,233	4,667,469

Accumulated depreciation
Vehicles		(8,109)	-	(11,450)	138	-	(1,274)	(20,695)
Machinery and equipment		(4,317)	-	(3,391)	-	-	(1,427)	(9,135)
Facilities		(97,190)	-	(68,396)	2,852	-	(21,248)	(183,982)
IT equipment		(214)	-	(4,857)	-	-	(648)	(5,719)
Retail stores		(463,332)	-	(138,496)	5,066	(178)	(113,105)	(710,045)
Tools and accessories		(936)	-	(230)	-	-	(233)	(1,399)
Total accumulated depreciation		(574,098)	-	(226,820)	8,056	(178)	(137,935)	(930,974)
Net total		2,619,861	564,669	(9,906)	(2,798)	(2,629)	567,298	3,736,495

a)	The useful lives applied refer to the term of the contracts in which the Company and its subsidiaries are sure that it will use the assets underlying the lease contracts according to the contractual terms.

b)	Refers to key money related to store rentals. This amount is transferred from right of use to intangible assets when a new commercial agreement with the lessor is not yet signed.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Consolidated
	March 31, 2021	March 31, 2020
Amounts recognized in the statement of income for the three-month period ended March 31, 2021 and 2020:
Financial expense on lease	54,621	53,611
Amortization of right of use	256,118	226,820
Appropriation in the result of variable lease installments not included in the measurement of rental liabilities	15,172	8,229
Sublease revenue (expense)	(8,073)	6,143
Short-term rental expenses and low-value assets	27,480	20,505
Benefits granted by lessor related to Covid-19	(16,479)	-
Other lease-related expenses	11,426	9,290
Total	340,265	324,597

Amounts recognized in the financing cash flow statement activities:
Lease payments (principal)	301,420	227,506
Values recognized in the operating cash flow statement activities:
Lease payments (interest)	50,830	35,829
Variable lease payments, not included in the measurement of rental liabilities	3,524	2,813
Short-term and low-value assets leases payments	22,803	15,393
Lease-related payments	10,672	9,816
Total	389,249	291,356

b)	Lease liability

	Consolidated
	March 31, 2021	December 31, 2020
Current	1,120,817	1,059,661
Non-current	2,799,796	2,798,794
Total	3,920,613	3,858,455

Below are the changes in lease liability balances for the three-month period ended March 31, 2021 and 2020:

Consolidated
Balance as at December 31, 2019	2,517,565
New leases	280,818
Acquisition of subsidiary	777,200
Reclassification Assets vs, Liabilities	12,322
Lease payments (principal)	(209,723)
Lease payments (interest)	(53,611)
Recognition of financial charges	53,611
Write-offs (a)	(4,641)
Exchange rate variation	554,437
Balance as at March 31, 2020	3,927,978

Balance as at December 31, 2020	3,858,455
New leases	225,690
Lease payments (principal)	(301,420)
Lease payments (interest)	(50,830)
Recognition of financial charges	54,621
Remeasurement	(68,265)
Write-offs (a)	(332,893)
Exchange rate variation	535,255
Balance as at March 31, 2021	3,920,613

a)	Refers mainly to the termination of contracts related to store leases.

The maturity analysis of the lease liability non-current balance of are as follows:

	Consolidated
	March 31, 2021	December 31, 2020
2022	646,011	419,240
2023	580,123	408,977
2024	536,775	406,572
2025 onwards	1,036,887	1,564,005
Total	2,799,796	2,798,794

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

19.	BORROWINGS, FINANCING AND DEBENTURES

	Ref.	Company		Consolidated
		March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Raised in local currency:
Financing Agency for Studies and Projects FINEP		-	-	66,016	73,076
Debentures	A	-	-	4,012,521	4,042,515
BNDES		-	-	4,675	7,789
BNDES – FINAME		-	-	-	15
Promissory notes	B	524,106	515,966	786,159	773,949
Working capital – Mexico Operation		-	-	12,256	14,453
Working capital – The Body Shop Operation	C	-	-	-	500,835
Working capital – Avon Operation		-	-	216,425	145,495
Notes – Avon (1)	D	-	-	4,328,067	4,033,682
Total in local currency		524,106	515,966	9,426,119	9,591,809

Raised in Foreign currency:
BNDES		-	-	1,025	1,639
Representative debt securities (“Notes”) (1)	E	-	-	4,297,465	3,969,226
Resolution No 4131/62	F	-	-	286,282	260,239
Total in foreign currency		-	-	4,584,772	4,231,104
Grand total		524,106	515,966	14,010,891	13,822,913

Current		524,106	515,966	3,234,540	3,805,649
Non-current		-	-	10,776,351	10,017,264

Debentures
Current		-	-	2,139,149	2,169,786
Non-current		-	-	1,873,372	1,872,729

(1) Balances resulting from the business combinations with Avon recorded at the estimated fair value.

Reference	Currency	Maturity	Charges	Effective interest rate	Guarantees
A	Real	August, 2024	Interest of 110.5% to 112% of CDI, and 1.75% + CDI, 1.00% + CDI and 1.15% + CDI, as maturing on September 2020; September 2021; September 2022 and August 2024,	113.8% - 113.9% CDI + 1.15% - CDI + 1.79%	None
B	Real	Until April, 2021	Interest of 3.25% p.a. + CDI	CDI + 3.30%	Approval of subsidiary Indústria e Comércio de Cosméticos Natura Ltda.
C	British Pounds	March, 2021	Libor + interest of 2.00% p.a.	Libor + interest of 2.00% p.a.	Approval of subsidiary Natura Cosméticos S.A.
D	Dollar	March, 2023 and March 2043	Interest of 7.00% p.a. and Interest of 8.95% p.a.	Interest of 7.00% p.a. and Interest of 8.95% p.a.	None

Changes in the balances of borrowings, financings and debentures for the three-month period ended March 31, 2021 and 2020 are as follows:

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Company	Consolidated
Balance as at December 31, 2019	2,883,382	10,786,374
Assumed in a business combination	-	7,250,735
New borrowings and financing	-	451,127
Repayment	(1,816,900)	(1,923,345)
Accrued finance costs	20,283	281,534
Finance costs payment	(6,860)	(498,585)
Exchange rate variation (unrealized)	-	914,400
Translation effects (OCI)	-	2,070,826
Balance as at March 31, 2020	1,079,905	19,333,066

Balance as at December 31, 2020	515,966	13,822,913
New borrowings and financing	-	133,980
Repayment	-	(623,273)
Accrued finance costs	8,140	178,845
Finance costs payment	-	(324,814)
Exchange rate variation (unrealized)	-	401,366
Translation effects (OCI)	-	421,874
Balance as at March 31, 2021	524,106	14,010,891

The maturities of non-current portion of borrowings, financing and debentures liabilities are as follows:

	Consolidated
	March 31, 2021	December 31, 2020
2022	602,046	586,002
2023	6,900,712	6,306,782
2024	3,273,593	3,124,480
Total	10,776,351	10,017,264

19.1 Main changes in borrowings and financing

i)  Debentures

The information regarding the Company’s debentures issued was presented in note 20.1.i) of the financial statements for the year ended December 31, 2020.

The appropriation of costs related to the issuance of debentures for the three-month period ended March 31, 2021 was R$ 832 (R$ 1,033 on March 31, 2020), recorded monthly under financial expenses, in accordance with the effective interest rate method. Issuance costs to appropriate amounted to R$ 8,634 as of March 31, 2021 (R$ 9,466 as of December 31, 2020).

ii) Promissory notes

The information regarding the Company’s promissory notes issued was presented in note 20.1.ii) of the financial statements for the year ended December 31, 2020.

Accrued costs related to the emission of the Promissory Notes for the three-month period ended March 31, 2021 amounted to R$ 1,591 (R$ 1,798 on March 31, 2020), recorded monthly in account of finance costs according to the effective interest rate method, As of March 31, 2021, the balance of issuance costs to be appropriated is R$ 530 (R$ 2,121 on December 31, 2020).

iii) Working capital - The Body Shop

On December 31, 2019, The Body Shop had a credit line of up to £ 70 million (seventy million pounds), corresponding to R$ 500,835 as at December 31, 2020, guaranteed by Natura, which could be withdrawn in installments to meet The Body Shop short-term financing needs. This credit line was used during the second quarter of 2020, for working capital and liquidity reinforcement with payment of annual interest of Libor + 2%, This credit line was settled during the first quarter of 2021.

iv)  Debt Securities Representative ("notes") - Avon

The subsidiary Avon has the following debt securities representative (“notes”) issued:

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Notes - Avon	Main US$	Main R$	Annual percentage interest rate	Maturity
Unguaranteed	461,883	2,400,267	7.00%	March 15, 2023
Unguaranteed	216,085	1,122,929	8.95%	March 15, 2043

The effects of allocating fair values from the business combination were added to the notes issued by Avon, which at March 31, 2021 amounted to R$ 474,493 (R$ 449,712 on December 31, 2020).

19.2	Covenants

The restrictive clauses associated with the debt contracts of the Company and its subsidiaries, establish the maintenance of minimum financial indicators resulting from the ratio of the division of the net treasury debt by the EBITDA of the last 12 months, as well as non-financial indicators according to each contract. As of March 31, 2021, and December 31, 2020, the Company and its subsidiaries are in compliance with such restrictive clauses.

20.	TRADE ACCOUNTS PAYABLE AND SUPPLY CHAIN FINANCE

	Company		Consolidated
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Domestic trade accounts payables	2,501	4,748	5,257,761	5,462,377
Foreign trade accounts payables (a)	2,556	4,945	1,013,191	1,014,356
Subtotal	5,057	9,693	6,270,952	6,476,733
Supply chain finance (b)	-	-	284,203	297,472
Total	5,057	9,693	6,555,155	6,774,205

a)	Refers to imports mainly denominated in US dollars, Euros and British pounds.

b)	The Company and its subsidiaries have contracts signed with Banco Itaú Unibanco S.A. to structure a “supply chain finance”, the operation with the Company’s main suppliers. Further details on these operations are included in note 3.16 of the financial statements for the year ended December 31, 2020.

21.	TAX LIABILITIES

	Company		Consolidated
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
ICMS (ordinary)	-	-	127,356	134,165
ICMS-ST provision (a)	-	-	60,783	61,521
Taxes on invoicing – foreign abroad	-	-	254,457	364,291
Withholding tax (IRRF)	-	828	144,911	131,368
Other taxes payable - foreign subsidiaries	-	-	56,078	48,365
Income tax on financial transactions	-	468	7,005	15,943
PIS and COFINS payable	78	11,857	78	11,857
INSS and service tax (ISS) payable	-	-	29,791	32,954
Others	23	-	90,354	94,357
	101	13,153	770,813	894,821

Current	101	13,153	658,523	785,367
Noncurrent	-	-	112,290	109,454

a)	The Company's subsidiaries have discussions about the illegality of changes in state laws to charge ICMS-ST. Part of the amount recorded as tax payable but not yet paid is being discussed in court by the Company’s subsidiaries, and in some cases, the amounts are deposited in court, as mentioned in note 12.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

22.	PROVISION FOR TAX, CIVIL AND LABOR RISKS

The Company's and its subsidiaries management believes that, based on the elements existing on the base date of this interim accounting information, the provision for tax, civil, labor, commercial and other risks is sufficient to cover possible losses on administrative and legal proceedings, as shown below:

22.1	Contingencies assessed as probable risk of loss

The changes in the tax, civil and labor provision and contingent liabilities are presented below:

	Consolidated
	Tax	Civil	Labor	Business Combination	Total
Balance at the beginning of the period	931,771	78,397	251,339	797,693	2,059,200
Additions	48,378	34,552	16,903	-	99,833
Reversals	(21,890)	(29,541)	(13,850)	(11,017)	(76,298)
Payments	(2)	(5,147)	(7,607)	-	(12,756)
Inflation adjustment	2,926	272	1,798	5,802	10,798
Exchange rate variation	17,208	3,963	13,134	4,285	38,590
Transfers	(383)	-	(988)	-	(1,371)
Balance as at March 31, 2021	978,008	82,496	260,729	796,763	2,117,996

Current	59,389	-	-	-	59,389
Non-current	918,619	82,496	260,729	796,763	2,058,607

22.1.1 Tax

The consolidated tax contingencies and classified as probable loss, mainly involve: (i) discussions about the illegality of changes in state laws to collection of ICMS, and (ii) discussions related to the exclusion of IPI charges from the income tax calculation basis, withhold income tax, as well as several lawsuits related to income tax and social contribution taxation. Part of the amount not paid is being discussed in court, and in some cases, the amounts are deposited in court, as mentioned in note 12. The tax provision also includes attorneys' fees for the sponsorship of tax proceedings, when applicable.

22.1.2 Civil, commercial and other

On March 31, 2021, the Company and its subsidiaries are parties to commercial and other civil lawsuits and procedures, mainly related to indemnity claims. Provisions are periodically reviewed based on the evolution of processes and the evolution of jurisprudence to reflect the best estimate.

a) Talc-related disputes

The subsidiary Avon has been named a defendant in numerous personal injury lawsuits filed in U.S. courts, alleging that certain talc products the Avon sold in the past were contaminated with asbestos. Many of these actions involve a number of co-defendants from a variety of different industries, including manufacturers of cosmetics and manufacturers of other products that, unlike the Avon’s products, were designed to contain asbestos. On March 31, 2021, there were 109 individual cases pending against the Avon. During the three months ended March 31, 2021, 27 new cases were filed, and 82 cases were dismissed, settled or otherwise resolved. The value of the settlements was not material, either individually or in the aggregate, to the Avon’s results of operations for the three-month period ended March 31, 2021. Additional similar cases arising out of the use of the Avon’s talc products are reasonably anticipated.

We believe that the claims asserted against us in these cases are without merit. We are defending vigorously against these claims and will continue to do so. To date, the Avon has not proceeded to trial in any case filed against it and there have been no findings of liability enforceable against the Company. However, nationwide trial results in similar cases filed against other manufacturers of cosmetic talc products have ranged from outright dismissals to very large jury awards of both compensatory and punitive damages. Given the inherent uncertainties of litigation, we cannot predict the outcome of all individual cases pending against the Company, and we are only able to make a specific estimate for a small number of individual cases that have advanced to the later stages of legal proceedings. For the remaining cases, we provide an estimate of exposure on an aggregated and ongoing basis, which takes into account the historical outcomes of all cases we have resolved to

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

date. Any accruals currently recorded on the Avon’s balance sheet with respect to these cases are not material. However, any adverse outcomes, either in an individual case or in the aggregate, could be material. Future costs to litigate these cases, which we expense as incurred, are not known but may be significant, though some costs will be covered by insurance.

22.1.3 Labor

The Company and its subsidiaries as of March 31, 2021 are parties to labor claims filed by former employees and service providers, mainly related to the payment of severance pay, overtime, salary premiums and monies owed as a result of join liability and discussion about the recognition of any employment relationship. None of these processes is individually relevant. Provisions are periodically reviewed based on the progress of lawsuits and history of losses on labor claims to reflect the best estimate.

22.2	Contingencies assessed as possible risk of loss

The Company’s subsidiaries have contingencies whose expectation of loss assessed by the Company's Management and supported by the legal advisors is classified as possible and, therefore, no provision has been recorded. On March 31, 2021, the contingencies classified as possible loss probability totaled R$ 9,493,430 (R$ 9,559,550 on December 31, 2020), in which R$ 796,763 (R$ 797,693 on December 31, 2020) were logged at the estimated fair value resulting from the business combinations with Avon Products Inc., shown in the table above.

22.2.1 Tax

As of March 31, 2021, the tax cases with possible losses totaling R$ 9,117,114 (R$ 9,205,601 at December 31, 2020).

Below are the most relevant tax contingencies related to the following matters:

a)	Infraction notices in which the Brazilian Federal Revenue Office requires IPI tax debts, due to the alleged non-observance of the minimum tax base, provided for in the legislation, when sales transactions destined to interdependent wholesalers. Currently, tax assessment notices are pending judgment at the administrative court level, As at March 31, 2021, the total amount under discussion is R$ 1,969,346 (R$ 1,963,984 as at December 31, 2020).

b)	Lawsuits in which the industrial establishment equivalence is discussed, as provided for in the Decree nº 8,393/2015, which now requires IPI taxation of products listed in the referred legal provision in outbound transactions carried out by interdependent wholesalers. As of March 31, 2021, the total amount under discussion classified as a possible loss is R$ 1,710,595 (R$ 1,660,532 as at December 31, 2020).

c)	Administrative and judicial processes that discuss the illegality of changes in Federal State laws regarding the collection of ICMS and ICMS-ST, As at March 31, 2021, the total amount under discussion is R$ 1,567,560 (R$ 1,503,657 as of December 31, 2020).

d)	Infraction notices in which the Brazilian Federal Revenue Office requires IRPJ and CSLL tax debts to challenge the tax deductibility of the amortization of goodwill generated in the context of a corporate reorganization between related parties. Currently, the legality of the administrative decisions that rejected the motions for clarification presented to challenge the special appeals dismissed is being discussed in the courts. As at March 31, 2021, the total amount under discussion classified as a possible loss is R$ 1,399,423 (R$ 1,396,782 as at December 31, 2020).

e)	Infraction notices in which the Finance Department of the São Paulo Federal State requires the collection of ICMS-ST, which was fully collected by the recipient of the goods, the distributor. Currently, the process is pending judgment at the administrative court level. As of March 31, 2021, the total amount under discussion classified as a possible loss is R$ 530,825 (R$ 529,660 as at December 31, 2020).

f)	Infraction notices in which the Brazilian Federal Revenue Office requires IPI tax debts for disagreeing with the tax classification adopted by the Company for some products. The tax assessment notices are awaiting judgment at the administrative court level. As at March 31, 2021, the total amount in discussion classified as a possible loss is R$ 555,367 (R$ 524,500 as at December 31, 2020).

22.2.2 Civil, commercial and other

As of March 31, 2021, civil, commercial and other lawsuits with possible losses total R$ 131,113 (R$ 133,302 on December 31, 2020).

Below are the most relevant contingencies related to the following matters:

a)Shareholder disputes

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

On February 14, 2019, a purported shareholder’s class action complaint (Bevinal v, Avon Products, Inc., et al., No. 19-cv-1420) was filed in the United States District Court for the Southern District of New York against the Avon and certain former officers of Avon. The complaint was subsequently amended and recaptioned "In re Avon Products, Inc, Securities Litigation". The amended complaint is brought on behalf of a purported class consisting of all purchasers or acquirers of Avon common stock between January 21, 2016 and November 1st, 2017, inclusive. The complaint asserts violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act") based on allegedly false or misleading statements and alleged market manipulation with respect to, among other things, changes made to Avon’s credit terms for Representatives in Brazil. Avon and the individual defendants filed a motion to dismiss which the court denied. During 2020, the parties reached an agreement on a settlement of this class action. The terms of settlement include releases by members of the class of claims against Avon and the individual defendants and payment of R$ 75,352 ($ 14,500). Approximately R$ 10,393 ($ 2,000) of the settlement was paid by the Avon (which represented the remaining deductible under the Avon’s applicable insurance policies) and the remainder of the settlement was paid by Avon’s insurers. On August 31, 2020, the court granted preliminary approval of the settlement, and on February 3rd, 2021, the court entered an order and judgment granting final approval of the settlement. This decision is final.

22.2.3 Labor

As of March 31, 2021, contingencies classified as possible loss, totaled R$ 245,203 (R$ 220,648 as of December 31, 2020). No lawsuit is individually significant.

22.3	Contingent assets

The updated amounts of PIS and COFINS installment refund requests calculated with the inclusion of ICMS in tax base, not recorded until March 31, 2021, amounts to R$ 133,769 (R$ 133,397 on December 31, 2020), which refers to lawsuits still under discussion. Until the approval of this interim financial information, individual and consolidated, the clarification motion with request for modulation of the effects of the decision opposed by the National Treasury Attorney's Office is still pending judgment by the Brazilian Supreme Court. Further information on the judicial measures dealing with this matter was disclosed in the Company's 2020 annual financial statements, in note 3.27.1.

23.	OTHER LIABILITIES

	Consolidated
	March 31, 2021	December 31, 2020
Pension and post-employment healthcare plans(a)	824,687	783,184
Deferred revenue from performance obligations with customers (b)	381,680	422,353
Provisions for incentives to consultants	309,539	292,034
Provisions for operating expenses (marketing / technology, etc.) (c)	501,170	535,276
Discontinued operations (d)	193,707	153,140
Provision for store renovation	28,764	99,702
Crer Para Ver (e)	68,215	75,508
Provisions for rentals (f)	77,152	70,598
Provision for restructuring (g)	86,697	68,954
Long-term incentives (h)	-	52,745
Provisions for apportionment of benefits and partnerships payable	11,757	10,005
Other provisions (i)	351,246	373,891
Carbon credit	5,019	5,560
Exclusivity contract	2,400	3,000
Total	2,842,033	2,945,950

Current	1,721,851	1,832,811
Non-current	1,120,182	1,113,139

a)	As of March 31, 2021, Avon's pension and post-retirement plans amounts to R$ 687,927 and Natura's post-employment healthcare plans amounts to R$ 136,760 (R$ 134,194 as of December 31, 2020).

b)	Refers to the deferral of revenue related performance obligations of loyalty programs based on points, sale of gift cards not yet converted into products and programs and events to honor direct selling consultants, of which R$ 277,196 related Avon and R$ 104,484 related to Natura consolidated.

c)	Refers to the Group's operating provisions mainly due to spending on provision of technology services, marketing and advertising, etc., to comply with the accrual basis.

d)	As of December 17, 2015, Avon has contracts that resulted in the separation of operations in the United States, Canada and Puerto Rico. These transactions were closed on March 1st, 2016. From that date, contingent liabilities prior to this transaction and related operations in the United States, Canada and Puerto Rico, are treated as discontinued operations. During the three-month period ended March 31, 2021, Avon recorded R$ 28,748 as administrative expenses related to these provisions.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

e)	Refers to Social program contribution for developing the quality of education.

f)	Refers to the (grace) period granted by lessors for the start of payment of rental of certain retail stores, for rental agreements that were not included in the initial measurement of lease liabilities / right-of-use of the subsidiary The Body Shop, in accordance with the exceptions permitted under IFRS 16 / (CPC 06 (R2)).

g)	Provision for costs directly related to the plan for changes in the organizational structure, mainly of Avon and The Body Shop organizational structures.

h)	Refers substantially to the variable remuneration plans for Avon executives.

i)	Refers to provisions for insurance coverage, indemnities and long-term contractual obligations.

Post-employment health care and Pension plan

a)	Defined benefit pension and postretirement plans (Avon)

b)	The actuarial valuation of defined benefit pension and post-retirement plans is updated annually. The most recent valuation of the plan assets and the present value of the defined benefit obligation was performed on December 31, 2020. The significant information and assumptions used in the valuation including revenue were presented in note 24 of the Company’s 2020 annual financial statements.

c)	Post-employment healthcare plan (Natura Cosméticos)

The actuarial valuation of the post-employment healthcare plan is updated on an annual basis. The information regarding the most recent evaluation of the post-employment healthcare plan, as well as its significant assumptions and sensitivity analysis, were detailed in the Company's 2020 annual financial statements, note 3.20.4.

24.	SHAREHOLDER’S EQUITY

24.1 Capital Stock

As at March 31, 2021, the capital stock is R$ 12,395,686, consisting of 1,375,876,244 registered common shares, with no par value (R$ 12,377,999, composed by 1,375,158,636 on December 31, 2020).

24.2 Policy for dividends and interest on equity distribution

The information regarding the Company’s policy for the distribution of dividends and interest on shareholders' equity was presented in note 25.2 of the financial statements for the year ended December 31, 2020.

24.3 Treasury shares

As of March 31, 2021, the “Treasury shares” has the following composition:

	Number of shares	Amount R$ (thousands)	Average price per share - R$
Balance as at December 31, 2020	316,701	11,667	38.04
Used	(729,736)	(34,042)	46.70
Acquisition	631,358	32,091	50.80
Balance as at March 31, 2021	218,323	9,716	44.50

The minimum and maximum cost of the balance of treasury shares on March 31, 2021 are R$ 25.00 and R$ 52.44, respectively.

24.4 Capital reserve

The acquisition of the subsidiary Avon resulted in the issuance of Natura &Co shares for the total subscription amount of R$ 13,274,894. Of this amount, R$ 3,397,746 were allocated to the share capital account and the remainder amount of R$ 9,877,148 were allocated to the Company’s capital reserve. This incorporation of shares was approved at the Company’s Board of Directors meeting held on January 3, 2020.

The approval of the capital increase of R$ 2,000,000, approved on June 30, 2020, allocated the amount R$ 1,118 to the capital reserve.

The capital reserve had increased by R$ 27,399, due to the effects of IAS 29 - Accounting in Hyperinflationary Economics (CPC 42), and a decrease of R$ 13,386 referring to the changes of the stock option and restricted share plans.

The capital reserve as of March 31, 2021 amounted to R$ 11,066,148 (R$ 11,052,470 as at December 31, 2020).

24.5	Profit reserve

As of March 31, 2021, the profit reserve increased by R$ 13,665, of which: (i) increase of R$ 15,853 were due to

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

effects of IAS 29 (CPC 42), applied to balances up to March 31, 2021, and (ii) decrease of R$ 2,188 due to the reclassification of capital reserve.

The profit reserve balance as of March 31, 2021 amounted to R$ 20,529 (R$ 6,864 on December 31, 2020).

24.6	Other comprehensive income

The information regarding the Company’s other comprehensive income was presented in note 25,6 of the financial statements for the year ended December 31, 2020.

25.	OPERATING SEGMENTS

There was no change in the composition of the operating segments and information by geographic area in relation to that disclosed in the financial statements for the year ended December 31, 2020.

The revenue by segment is as follows for the three-month ended March 31, 2021:

➢	Natura &Co Latam - 55%

➢	Avon International - 25%

➢	TBS International - 14%

➢	Aesop International - 6%

The following tables summarizes the financial information related to the periods ended March 31, 2021 and 2020 and the year ended December 31, 2021.

25.1 Operating segments

	March 31, 2021
	Reconciliation to net income (loss) for the year
	Net revenues	Performance assessed by the Company	Depreciation and amortization	Financial income	Financial expenses	Income tax	Net income (loss)
Natura &Co Latam	5,185,945	574,381	(213,329)	764,596	(867,170)	(82,272)	176,205
Avon International	2,363,473	6,027	(218,962)	247,756	(324,543)	(19,145)	(308,867)
TBS International	1,319,731	195,298	(190,658)	20,241	(44,659)	2,007	(17,771)
Aesop International	585,924	156,487	(73,246)	49	(18,960)	(18,741)	45,589
Corporate expenses	-	(74, 369)	(181)	6,302	(11,518)	28,058	(51,708)
Consolidated	9,455,073	857,824	(696,376)	1,038,944	(1,266,850)	(90,093)	(156,552)

	March 31, 2020
	Reconciliation to net income (loss) for the year
	Net revenues	Performance assessed by the Company	Depreciation and amortization	Financial income	Financial expenses	Income tax	Net income (loss)
Natura &Co LATAM	4,162,335	339,848	(221,863)	1,292,228	(1,376,898)	(155,439)	(122,124)
Avon International	2,121,517	(41,618)	(183,887)	176,177	(361,617)	15,122	(395,823)
TBS International	893,243	133,550	(164,390)	30,117	(41,035)	(59,393)	(101,151)
Aesop International	340,899	77,966	(55,679)	10,580	(6,255)	(6,842)	19,770
Corporate expenses	-	(386,467)	-	51,082	(1,974)	111,749	(225,611)
Consolidated	7,517,994	123,279	(625,819)	1,560,184	(1,787,779)	(94,803)	(824,939)

	March 31, 2021				December 31, 2020
	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Natura &Co Latam	18,943,250	28,910,176	8,895,176	9,858,504	20,228,016	27,644,907	12,410,585	9,060,600
Avon International	15,139,516	18,608,085	3,319,723	5,663,637	12,486,733	19,097,959	405,975	5,625,774
TBS International	8,527,768	10,589,369	1,718,567	1,915,092	7,821,884	10,474,191	2,291,459	1,812,991
Aesop International	1,467,637	2,329,230	496,420	658,274	1,395,628	2,148,869	488,662	618,531
Corporate	889	1,381,296	576,263	2,332	250,516	1,551,671	562,905	253,007
Consolidated	44,079,060	61,818,156	15,006,149	18,097,839	42,182,777	60,917,597	16,159,586	17,370,903

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

25.2	Revenue and non-current assets, by geographical area of operations

Non-current assets	Net revenues		Non – current assets
	March 31, 2021	March 31, 2020	December 31, 2021	December 31, 2020
Asia	972,133	617,270	812,185	768,878
North America	1,509,298	1,101,545	6,858,676	5,939,728
Mexico	975,921	711,333	3,813,533	3,263,833
Other	533,377	390,212	3,045,143	2,675,896
South America	3,944,391	3,259,474	15,009,109	14,810,020
Brazil	2,307,665	2,163,994	12,550,928	12,159,245
Argentina	621,252	404,615	1,070,823	1,041,392
Other	1,015,474	690,865	1,387,358	1,609,383
Europe, Middle East and Africa (EMEA)	2,850,110	2,422,066	20,301,309	19,615,198
United Kingdom	1,017,744	899,433	17,844,743	17,059,017
Other	1,832,366	1,522,633	2,456,566	2,556,181
Oceania	179,141	117,639	1,097,781	1,048,953
Consolidated	9,455,073	7,517,994	44,079,060	42,182,777

No individual or aggregate customer (economic group) represents more than 10% of the Company's revenues.

26.	REVENUES

	Consolidated
Gross revenues:	March 31, 2021	March 31, 2020
Domestic market	3,171,074	3,013,326
Foreign market	8,755,602	6,581,207
Other sales	132,590	124,455
Subtotal	12,059,266	9,718,988

Returns and cancellations	(137,910)	(122,517)
Commercial discounts and rebates	(243,742)	(238,585)
Taxes on sales	(2,222,541)	(1,839,892)
Subtotal	(2,604,193)	(2,200,994)
Total revenue	9,455,073	7,517,994

27.	OPERATING EXPENSES AND COST OF SALES

Classified by function	Company		Consolidated
	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020
Cost of sales	-	-	3,322,467	2,878,722
Selling, marketing and logistics expenses	-	-	4,007,445	3,299,190
Administrative, R&D, IT and project expenses	24,616	9,978	1,627,686	1,266,091
Total	24,616	9,978	8,957,598	7,444,003

Classified by nature
Cost of sales	-	-	3,322,467	2,878,722
Raw material/packaging material/resale	-	-	3,008,015	2,621,813
Employee benefits expense (note 28)	-	-	135,340	111,295
Depreciation and amortization	-	-	54,410	37,860
Other	-	-	124,702	107,754

Selling, marketing and logistics expenses	-	-	4,007,445	3,299,190
Logistics costs	-	-	653,055	566,346
Employee benefits expense (note 28)	-	-	1,122,513	942,218
Marketing, sales force and other selling expenses	-	-	1,895,685	1,483,106
Depreciation and amortization	-	-	336,192	307,520

Administrative, R&D, IT and project expenses	24,616	9,978	1,627,686	1,266,091
Innovation expenses	-	-	65,037	167,210
Employee benefits expense (note 28)	21,833	5,042	724,965	458,124
Other administrative expenses	2,783	2,646	531,910	360,318
Depreciation and amortization	-	2,290	305,774	280,439

Total	24,616	9,978	8,957,598	7,444,003

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

28.	EMPLOYEE BENEFITS

	Company		Consolidated
	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020
Payroll, profit sharing and bonuses	14,409	4,156	1,470,600	1,141,927
Pension Plan	-	-	65,568	44,113
Share-based payments (note 31.4)	4,131	-	58,337	34,887
Charges on restricted shares (note 31.4)	1,045	-	(6,075)	(42,695)
Health care, food and other benefits	760	(2)	165,076	147,151
Charges, taxes and social contributions	102	27	180,560	136,792
INSS	1,386	861	48,752	49,462
Total	21,833	5,042	1,982,818	1,511,637

28.1 Share-based payment

The information regarding the Company’s share-based payments was presented in note 29 of the financial statements for the year ended December 31, 2020.

The changes in the number of outstanding stock options and their related weighted-average prices, as well as variations in the number of restricted stocks, are as follows:

	Stock Option Plan and Strategy Acceleration Plan
	Average exercise price per option[1] - R$	Options (thousands)[1]
Balance as at December 31, 2020	16.49	17,245
Exercised	24	(718)
Balance as at March 31, 2021	15.56	16,527

	Restricted shares (thousands)[1]	Performance shares (thousands)[2]
Balance as at December 31, 2020	6,960	637
Expired	(5)	-
Exercised	(1,272)	-
Balance as at March 31, 2021	5,683	637

a)	The number of restricted shares granted, expired and exercised are shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

b)	The number of performance shares granted, expired and exercised are shown considering the split of shares approved at the General Meeting on September 17, 2019.

Out of the 16,527 thousand options existing as at March 31, 2021 (17,245 thousand options as at December 31, 2020), 7,437 thousand options (3,405 thousand options as of December 31, 2020) can be exercised.

The expense related to the fair value of the restricted options and shares, including the charges related to the restricted shares, recognized in the three-month period ended March 31, 2021, according to the elapsed period for the acquisition of the right to exercise the restricted options and shares, amounted to R$ 5,176 and R$ 52,262 on the company and consolidated (R$ 12,650 and R$ 31,966 as of March 31, 2020).

The outstanding stock options and the restricted stock as at the end of the period have the following maturity dates and exercise prices:

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

As of March 31, 2021 - restricted shares

Grant date	Conditions for acquiring the rights from grant date	Exercise price - R$	Fair value – R$	Existing options (thousands) ¹	Remaining contractual life (years)	Vested options (thousands)
March 17, 2014	4 years of service	26.25	4.27	82	0.9	82
March 16, 2015	From 2 to 4 years of service	13.60	4.85 to 5.29	160	1.9	160
July 28, 2015 (Strategy acceleration)	From 4 to 5 years of service	12.90	6.20 to 6.23	605	2.3	605
March 15, 2016	From 2 to 4 years of service	12.84	7.16 to 7.43	164	3.0	164
July 11, 2016 (Strategy acceleration)	From 4 to 5 years of service	11.41	6.84 to 6.89	1,925	3.3	1,925
March 10, 2017	From 2 to 4 years of service	12.59	6.65 to 6.68	564	4.0	564
March 10, 2017 (Strategy acceleration)	From 4 to 5 years of service	12.59	6.87 to 6.89	2,210	4.0	1,105
March 12, 2018	From 2 to 4 years of service	16.96	7.96 to 8.21	1,759	5.0	1,080
March 12, 2018 (Strategy acceleration)	From 3 to 5 years of service	12.16 to 16.96	8.21 to 9.67	3,800	5.0	950
April 12, 2019	From 3 to 4 years of service	23.54	11.71 to 11.82	1,811	6.0	545
April 12, 2019 (Strategy acceleration)	From 4 to 5 years of service	23.54	11.51 to 11.71	1,900	6.0	-
Between December 31, 2002 to May 09, 2017	1 year of service	0.01	19.80	65	-	65
Between March 14 to December 17, 2018	From 1 to 3 years of service	0.01	19.70	319	0.1	55
Between March 13 to December 16, 2019	From 1 to 3 years of service	0.01	19.58	1,046	1.1	33
June 8, 2020	1 year of service	0.01	16.86	117	0.4	104
				16,527		7,437

¹ The number of restricted shares and performance shares granted, expired and exercised are shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

As of March 31, 2021 – Restricted shares

Grant date	Conditions for acquiring the rights from grant date	Existing stock (thousands) [1]	Fair value (R$)	Remaining contractual life (years)	Vested options
March 12, 2018 – Plan I	From 2 to 4 years of service	236	15.18 to 15.90	0.3 to 1.2	2
August 13, 2018 – Extraordinary Plan VI	From 1,6 to 3,6 years of service	25	12.24 to 13.13	0.3 to 1.2	5
April 12, 2019 – Plan I	From 2 to 4 years of service	485	21.62 to 22.53	0.3 to 1.2	6
April 12, 2019 – Plan II	From 1 to 3 years of service	156	22.14 to 22.85	0.3 to 1.2	7
March 27, 2020 – Co-Investment Plan	From 1 to 3 years of service	1,542	29.00	2.3	8
September 29, 2020 – Long-term Incentive Plan	From 3 to 4 years of service	3,239	73.46	2.7 to 3.7	9
		5,683			37

¹ The number of restricted shares and performance shares granted, expired and exercised are shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

As of March 31, 2021 – Performance shares

Grant date	Conditions for acquiring the rights from grant date	Existing shares (thousands) ¹	Fair value (R$)	Remaining contractual life (years)	Undelivered shares (thousands)
May 21, 2019	From 3 to 4 years of service as from the grant date and fulfilment of the performance conditions	637	23.10 to 45.70	1.5 to 2.5	-
		637			-

¹ The number of restricted shares and performance shares granted, expired and exercised are shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

As of March 31, 2021, the market price was R$ 48.14 per share, already considering the stock split (R$ 25.74 as of March 31, 2020).

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

28.2 Avon Products Inc, plans

Share-Based Compensation Plans

Prior to being acquired by the Company, Avon Products Inc, (“Avon”) had two share-based incentive plans, the 2013 Stock Incentive Plan (the “2013 Plan”) and the Omnibus Incentive Plan 2016 (the "2016 Plan"), both plans approved by the shareholders, which provided for various types of share-based incentive compensation awards, including stock options, restricted shares, restricted share units and performance restricted share units. After the approval of the shareholders of the 2016 Plan in May 2016, there were no further awards made in the 2013 Plan.

Stock options and restricted shares were issued in the 2016 Plan, and units of restricted shares and units of restricted performance were issued in the 2013 and 2016 Plans. There were also outstanding stock options under prior shareholder-approved plans.

On January 3rd, 2020, after the conclusion of the transaction with Natura &Co, equity compensation was either cancelled in exchange for the right to receive an amount in cash or was converted into an award denominated in Natura &Co Shares. Subsequent to the Transaction, Avon joined the Natura &Co Stock-Based Compensation Plan, so that the 2013 Plan and the 2016 Plan are no longer in effect.

Under the Natura &Co Stock-Based Compensation Plan, Avon issued nominal cost options and performance stock units, Nominal cost options were granted in exchange for Avon restricted stock units and performance restricted stock units and vested as a single tranche in line with the vesting date of the original Avon awards. Nominal cost options will automatically exercise on vest date. Performance stock units generally vest after three years, only upon the satisfaction of certain market and/or performance conditions.

Stock Options

Prior to being acquired by the Company, Avon granted premium-priced stock options, in which the exercise price was equal to a 25% premium for both, respectively, from the closing market price of Avon stock price at the date of grant. The premium-priced stock options vest on a three-year graded vesting schedule and the fair value of each premium-priced stock option was estimated on the date of grant using a Monte-Carlo simulation.

On January 3rd, 2020, upon the completion of the Transaction with Natura &Co, each outstanding stock option, whether or not then vested or exercisable, was automatically canceled in exchange for the right to receive an amount in cash, without interest, equal to the number of Avon Common Shares underlying such stock option immediately prior to the effective time of the Transaction multiplied by the excess, if any, of the per share cash-out price over the exercise price per share. The “per share cash-out price” was the closing price of an Avon Common Share on the NYSE on the Transaction’s closing date. No amount was payed upon cancellation of stock option with an exercise price per share that is greater than the per share cash-out price.

Restricted Stock Units (RSU) and Performance Restricted Stock Units (PRSU)

Prior to being acquired by the Company, during the years 2019, 2018, 2017 and 2016, Avon granted, performance restricted stock units that would vest and settle after three years based on the relative total shareholder return of Avon common stock against companies included in the S&P 400 index as of the date of grant over a three year performance period ("2019 PRSUs", "2018 PRSUs", "2017 PRSUs" and "2016 PRSUs", respectively). The fair value of the PRSUs was estimated on the date of grant using a Monte-Carlo simulation that estimates the fair value based on Avon's share price activity, expected term of the award, risk-free interest rate, expected dividends and the expected volatility of the stock.

On January 3, 2020, upon the completion of the Transaction with Natura &Co, each outstanding Restricted Stock Unit ("RSU") was converted into an award denominated in Natura &Co Holding shares equal to the number of Avon Common Shares subject to each RSU immediately prior to the Transaction multiplied by the Exchange Ratio of 0.30. In addition, each outstanding PRSU was converted into an award denominated in Natura &Co Holding Shares, that is subject only to time-based vesting, equal to the number of Avon Common Shares subject to each PRSU immediately prior to the Transaction, giving effect to market conditions that are deemed to be attained, multiplied by the Exchange Ratios of 0.30. The terms and conditions, including service conditions but excluding market conditions, applicable to each RSU and PRSU will continue in full force and effect with respect to the Company’s Nominal Cost Options.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

29.	FINANCE INCOME (EXPENSES)

	Company		Consolidated
	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020
FINANCE INCOME:
Interest on short-term investments	4,042	6,088	41,439	35,418
Gains on monetary and exchange rate variations (a)	2,118	18,666	332,125	237,027
Gains on swap and forward transactions (c)	-	-	662,309	1,075,198
Gains on swap and forward derivatives mark to market	-	-	1,181	139,440
Monetary adjustment reversal on provision for tax risks and tax obligations	-	-	-	42,378
Debt structuring revenue for Avon acquisition	-	26,328	-	26,328
Other financial income	-	-	1,890	4,395
Subtotal	6,160	51,082	1,038,944	1,560,184

FINANCE EXPENSES:
Interest on financing	(8,140)	-	(178,845)	(253,094)
Interest on leases	-	-	(54,621)	(54,363)
Losses on monetary and exchange rate variations (b)	-	-	(676,879)	(1,198,575)
Losses on swap and forward transactions (d)	-	-	(259,907)	(148,150)
Losses on swap and forward derivatives mark to market	-	-	(1,763)	(84,407)
Adjustment of provision for tax, civil and labor risks and tax liabilities	-	-	(4,226)	(3,746)
Appropriation of funding costs (debentures and notes)	-	-	(2,630)	(2,831)
Interest on pension plan	-	-	(3,079)	(7,308)
Hyperinflationary economy adjustment (Argentina)	-	-	(36,585)	4,812
Other financial expenses	(2,594)	(1,975)	(48,315)	(40,117)
Subtotal	(10,734)	(1,975)	(1,266,850)	(1,787,779)

Net finance income (expenses), net	(4,574)	49,107	(227,906)	(227,595)

The breakdown set forth below is intended to better explain the results of the foreign exchange rate hedging transactions entered into by the Company as well as its related items recorded in the financial income (expenses) and shown in the previous table:

	Company		Consolidated
	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020
(a) Gains on monetary and exchange rate variations	2,118	18,666	332,125	237,027
Gains on exchange rate variation on borrowings, financing and debentures	-	-	51,705	13,998
Exchange rate variation on imports	-	18,666	15,947	29,327
Exchange rate variation on export receivables	2,118	-	43,929	29,776
Exchange rate variation on accounts payable from foreign subsidiaries	-	-	90,679	74,349
Exchange variations of bank accounts in foreign currency	-	-	109,139	89,577
Adjustment of hyperinflationary economy	-	-	20,726	-

(b) Losses on monetary and exchange rate variations	-	-	(676,879)	(1,198,575)
Losses on exchange rate variation on borrowings, financing and debentures	-	-	(455,338)	(937,885)
Exchange rate variation on imports	-	-	(10,920)	(19,034)
Exchange rate variation on export receivables	-	-	(23,639)	(2,044)
Exchange rate variation on accounts payable from foreign subsidiaries	-	-	(85,646)	(161,863)
Exchange rate variation on financing	-	-	(101,336)	(77,749)

(c) Gains on swap and forward transactions	-	-	662,309	1,075,198
Revenue from swap exchange coupons	-	-	116,757	47,167
Gains from exchange variations on swap instruments	-	-	545,552	1,028,031

(d) Losses on swap and forward transactions	-	-	(259,907)	(148,150)
Losses on exchange rate variation on swap instruments	-	-	-	-
Financial costs of swap instruments	-	-	(259,907)	(148,150)

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

30.	OTHER OPERATING INCOME (EXPENSES), NET

	Company		Consolidated
	March 31, 2021	March 1, 2020	March 31, 2021	March 31, 2020
Other operating income, net
Result on write-off of property, plant and equipment	-	-	10,135	1,491
ICMS-ST (a)	-	-	-	7,294
PIS/COFINS credits (b)	-	-	10,461	-
Tax contingencies	-	-	-	1,281
Other operating income	-	-	6,974	543
Total other operating income	-	-	27,570	10,609

Other operating expenses, net
Crer para Ver (c)	-	-	(8,795)	(8,360)
Expense on the sale of customer portfolio	-	-	(3,964)	-
Expenses related Avon acquisition	-	(147,824)	-	(297,110)
Transformation and integration plan (d)	-	-	(134,142)	(25,072)
Taxes contingencies	-	-	(1,880)	-
Other operating expenses	-	-	(4,221)	(32,617)
Total other operating expenses	-	(147,824)	(153,002)	(363,159)
Other operating income (expenses), net	-	(147,824)	(125,432)	(352,550)

a)	Refers to the requirement of ICMS tax substitution, for different Federal States (details in note 22), During 2020, provision reversals were made due to the change in the loss estimate for some Federal States.

b)	Tax credits from prior periods related to the change on PIS and COFINS taxation in 2019.

c)	Allocation to Natura Institute of operating profit from sales of the non-cosmetic product line “Crer Para Ver”, specifically allocated to social projects aimed at the development of education quality.

d)	Expenses related to the implementation of the TBS transformation and integration Avon plan, which is based on five pillars, namely: (1) renewal of the brand; (2) optimization of retail operations; (3) improvement of omni-channel; (4) improvement of operating efficiency; and (5) organization redesign.

31.	RELATED-PARTY TRANSACTIONS

In the course of the Company's operations, rights and obligations are generated between related parties, arising from administrative expenses and provision of services.

31.1 Receivables and payables with related parties

The Company had transactions with related parties recognized as presented below:

	Company
	March 31, 2021	December 31, 2020
Current assets:
Natura Cosméticos S.A. (a)	191,154	108,953
Natura Cosméticos S.A. – Argentina (b)	2,050	1,870
The Body Shop International (b)	2,729	2,490
Aesop HK (b)	330	300
Aesop UK (b)	2,098	1,913
Aesop USA (b)	303	276
Emeis cosmetics (b)	165	150
Indústria e Comércio de Cosméticos Natura Ltda (b)	1,518	-
Natura Biosphera	78	-
Total current assets	200,425	115,952

Current liabilities:
Natura Cosméticos S.A. (b)	564	5,673
Indústria e Comércio de Cosméticos Natura Ltda, (b)	-	1,521
Total current liabilities	564	7,194

a)	Refers to interest on equity.

b)	Refers to the allocation of expenses related to the stock option and restricted stock plans.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

31.2 Transactions with related parties

In the year ended December 31, 2020, Natura &Co reimbursed the amount of R$ 148,274 of expenses regarding the transaction costs for the acquisition of Avon paid by its subsidiary Natura Cosméticos. This reimbursement was registered in the profit or loss line item “Other revenues (expenses)”. For the other transactions, they were not carried forward as income statement, as they refer to the transfer of expenses related to stock option plans and restricted shares.

The Company and its subsidiaries have a structure of internal controls to support the identification, monitoring and approving of transactions between Related Parties.

31.3 Transactions with uncontrolled and unconsolidated related parties

Natura Institute holds shares in the investment fund “Fundo de Investimento Essencial”. As at March 31, 2021, the balance is R$ 8,850 (R$ 3,414 on December 31, 2020).

On June 5, 2012, an agreement was entered between Indústria e Comércio de Cosméticos Natura Ltda., and Bres Itupeva Empreendimentos Imobiliários Ltda., (“Bres Itupeva”), for the construction and leasing of processing center to distribution and warehousing of products (HUB), in Itupeva (SP), In 2019, the Bres Itupeva granted its credits to BRC Securitizadora S/A, to which Natura makes monthly payments. Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, members of the group of controlling shareholders of Natura Cosméticos S.A., indirectly hold controlling interests in Bres Itupeva. The amount involved in the registered transaction is recorded under “Right of Use” of "Buildings" in the amount of R$ 67,729 (R$ 39,346 under “Builds” of Property, Plant and Equipment as at December 31, 2019) and in the three-month period ended March 31, 2021, the total amount paid as rent was R$ 3,560 (R$ 13,086 for the year ended December 31, 2020).

The Company and Raia Drogasil S.A. entered into a purchase and sale agreement and other covenants for selling products in Raia and Drogasil. Mr. Guilherme Peirão Leal and Mr. Pedro Luiz Barreiros Passos, members of the Company, controlling group, indirectly hold shareholding interest in Raia Drogasil S.A. This contract was finalised during the financial year 2020.

In the three-month period ended March 31, 2021, the Company and its subsidiary transferred to the Natura Institute, a donation associated with the net sales of products in the Natura Crer Para Ver line, in the amount of R$ 10,000 (R$ 15,692 as at March 31, 2020).

The Company and its subsidiaries have a structure of internal controls to support the identification, monitoring and approving of transactions between Related Parties.

31.4	Key management personnel compensation

The total compensation of the Company’s Management is as follows:

	March 31, 2021			March 31, 2020
	Compensation			Compensation
	Fixed	Variable	Total	Fixed	Variable	Total
	(a)	(b)		(a)	(b)
Board of Directors	3,715	2,790	6,505	5,345	5,855	11,200
Executive Board	10,169	14,554	24,723	13,504	8,442	21,946
	13,884	17,344	31,228	18,849	14,297	33,146

a)	The line item “Executive Board” includes the amount of R$ 255 referred to the amortization of the Confidentiality and Non-Compete Agreement during the three-month period ended March 31, 2021 (R$ 255 in the three-month period ended March 31, 2020).

b)	Refers to profit sharing regarding the Restricted Stock Plan and Strategy Acceleration Program, including charges, as applicable, to be determined in the year. The amounts include additions to and/or reversals of provisions made in the previous year, due to final assessment of the targets determined to the board members and officers, statutory and non-statutory, in relation to profit sharing.

31.5	Share-based payments

Below is the breakdown of the Company officers and executives’ share-based payments compensation:

	Grant of options
	March 31, 2021			March 31, 2020
	Stock option balance (number)1 (a)	Average fair value of stock options[1] – R$	Average exercise price[1] - R$ (b)	Stock option balance (number) 1 (a)	Average fair value of stock options[1] – R$	Average exercise price[1] - R$ (b)
Officers	13,849,189	16.32	15.56	13,535,439	8.39	16.28

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Restricted shares
	March 31, 2021		March 31, 2020
	Stock option balance (number)1 (a)	Average exercise price[1] - R$ (b)	Stock option balance (number)1 (a)	Average exercise price[1] - R$ (b)
Officers	531,631	40.15	752,133	19.47

1)	The number of stock options granted, expired and exercised and their respective fair values is shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

2)	The number of restricted stock and performance shares granted, expired and exercised is shown already considering the stock split approved at the Extraordinary General Meeting on September 17, 2019.

a)	Refers to the balance of the options and restricted shares vested and non-vested, not exercised, at the reporting dates.

b)	Refers to the weighted-average exercise price of the option at the time of the stock option plans, adjusted for interest based on the Extended Consumer Price Index (IPCA) through the end of the reporting period, The new Stock Option Plan implemented in 2015, include no monetary adjustment.

32.	COMMITMENTS

32.1	Contracts related to supply of inputs

In the normal course of their business, the Company's subsidiaries sign contracts with third parties for the acquisition of raw materials, production goods, transportation and storage services and electricity to supply their operating activities.

The commitments assumed as of March 31, 2021 and December 31, 2020, according to the signed contracts, are shown below:

	Consolidated
	March 31, 2021	December 31, 2020
Less than one year	1,337,360	1,413,904
One to five years	966,535	872,767
Above five years	12,894	13,223
Total	2,316,789	2,299,894

33.	INSURANCE

The Company and its subsidiaries have in place an insurance policy that considers principally risk concentration and materiality, taking into consideration the nature of its activities and the guidance of its insurance advisors. As at March 31, 2021, insurance coverage is as follows:

Item	Type of coverage	Amount insured
		March 31, 2021	December 31, 2020
Industrial complex and administrative sites	Any damages to buildings, facilities, inventories, and machinery and equipment.	6,140,394	5,658,558
Vehicles	Fire, theft and collision for the Company and subsidiaries vehicles.	284,812	258,416
Loss of profits	No loss of profits due to material damages to facilities buildings and production machinery and equipment.	1,894,813	1,894,813
Transport	Damages to products in transit.	106,353	97,934
Civil liability	Protection against error or complaints in the exercise of professional activity that affect third parties.	2,749,415	1,390,061
Environmental liability	Protection against environmental accidents that may result in environmental lawsuits	30,000	30,000

34.	ADDITIONAL INFORMATION RELATING TO THE STATEMENTS OF CASH FLOWS

The following table presents additional information on transactions related to the cash flow statement:

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Company		Consolidated
	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020
Non-cash items
Hedge accounting, net of tax effects	-	-	39,655	164,882
Net effect of acquisition of property, plant and equipment and intangible assets not yet paid	-	-	187,848	45,078
Consideration for acquisition of subsidiary	-	13,366	-	-

35.	SUBSEQUENT EVENTS

Promissory notes

On April 15, 2021, the Company and its subsidiary Natura Cosméticos redeemed the total principal amount due under their respective promissory notes, equivalent to R$ 500,000 of the Company and R$ 250,000 of Natura Cosméticos.

Absorption of losses for the fiscal year 2020 by the capital reserve

On April 16, 2021, the Extraordinary General Meeting approved the full absorption of the losses incurred on the year ended on December 31, 2020 in the amount of R$ 650,196, through the capital reserve account related to the goodwill on the issue / sale of the Company's shares, as permitted by article 200 of the Brazilian Corporation Law.

Credit opening agreement

On April 23, 2021, The Body Shop International Limited, a subsidiary of Natura Cosméticos, contracted a facility agreement with UK Export Finance and HSBC Bank PLC in the amount of GBP 100 million with guarantee from Natura &Co Holding and subsidiary Natura Cosméticos.

Notes

On May 4, 2021, the subsidiary Natura Cosméticos completed the offer of sustainability-linked notes to sustainability targets of 4.125% due on May 3, 2028 (the "ESG Notes") in the total principal amount of US $ 1, 0 billion, these being guaranteed by Natura &Co. The Issuance will have the following main characteristics: (i) redemption: the Company may redeem all or part of the Notes, under the terms to be established in the documents related to the Issuance and the Offering of Notes; (ii) allocation of funds: the funds raised through the Issuance of Notes will be used to refinance certain debts of the Company in the short and medium term, which includes the redemption of the 5,375% senior notes due 2023 issued by the Company in 2018, according to the terms established in the deed dated February 1, 2028, between the Company and the US Bank National Association Notes; (iii) guarantee: Natura &Co Holding will grant a personal guarantee, irrevocably and unconditionally ("Guarantee") on the full and punctual payment (either on the maturity date, on the redemption, early maturity or otherwise established) of the principal, premium, if any, and interest and all other amounts due under the terms of each of the Notes.

Hedge Instrument Settlement

On May 10, 2021, the subsidiary Natura Cosméticos S.A. decided to settle the hedge instruments associated with the Bonds maturing in 2023, which will be redeemed in advance. This operation generated a gross positive result in the amount of R$ 1,741,835 for the subsidiary Natura Cosméticos.